As filed with the Securities and Exchange Commission on August 6, 2010
Registration No. 333-168408

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

CAPITAL BANK CORPORATION
(Exact name of registrant as specified in its charter)

North Carolina
(State or other jurisdiction of incorporation or organization)

6022
(Primary Standard Industrial Classification Code Number)

56-2101930
(IRS Employer Identification Number)

333 Fayetteville Street, Suite 700
Raleigh, North Carolina 27601
(919) 645-6400
(Address, including zip code, and telephone number,
 including area code, of registrant’s principal executive offices)

B. Grant Yarber, President and Chief Executive Officer
Capital Bank Corporation
333 Fayetteville Street, Suite 700
Raleigh, North Carolina 27601
(919) 645-6400
 (Name, address, including zip code, and
telephone number, including area code, of agent for service)

Copies to:
Margaret N. Rosenfeld, Esq. Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. P. O. Box 2611 Raleigh, North Carolina 27602-2611 (919) 821-1220	Mark C. Kanaly, Esq. Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309-3424 (404) 881-7000

As soon as practicable after the effective date of this Registration Statement.
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, no par value per share	34,500,000	$3.38 (1)	$116,610,000 (1)	$8,314.29 (2)

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock as reported on the NASDAQ Global Select Market on July 27, 2010.

(2)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 6, 2010

PRELIMINARY PROSPECTUS

34,500,000 Shares

COMMON STOCK

We are offering 34,500,000 shares of our common stock, no par value per share. Our common stock is traded on the NASDAQ Global Select Market under the symbol “CBKN.” On August 5, 2010, the last reported sale price of our common stock on the NASDAQ Global Select Market was $2.28 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 to read about factors you should consider before buying our common stock.

	Per Share		Total

Public offering price	$	●	$	●
Underwriting discounts and commissions		●		●
Proceeds to us, before expenses		●		●

We are offering the shares on a best efforts basis through the underwriter named below. Because the public offering is on a best efforts basis, we will not require the underwriter to sell any minimum number or dollar amount of shares, but the underwriter will use its best efforts to sell all of the shares being offered. The offering is not contingent upon the occurrence of any event or the sale of a minimum or maximum number of shares. See “Underwriting.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

These shares of common stock are not savings accounts, deposits, or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Delivery of the shares will be made on or about ●, 2010.

The date of this prospectus is ●, 2010.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Capital Bank Corporation,” “we,” “us,” “our,” or similar references, mean Capital Bank Corporation and its subsidiaries on a consolidated basis. References to “Capital Bank” or the “Bank” mean our wholly-owned banking subsidiary.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information set forth in this prospectus and the information it incorporates by reference may contain various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which statements represent our judgment concerning the future and are subject to business, economic and other risks and uncertainties, both known and unknown, that could cause our actual operating results and financial position to differ materially from the forward-looking statements. Such forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” or “continue,” or the negative thereof or other variations thereof or comparable terminology.

We caution that any such forward-looking statements are further qualified by important factors that could cause our actual operating results to differ materially from those in the forward-looking statements, including without limitation:

•	the management of our growth;

•	local economic conditions affecting retail and commercial real estate;

•	our ability to manage disruptions in the credit and lending markets;

•	the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand and the values of loan collateral, securities, and other interest-sensitive assets and liabilities;

•	risks related to loans secured by real estate, including further adverse developments in the real estate markets that would decrease the value and marketability of collateral;

•	the failure of assumptions and estimates underlying the establishment of reserves for possible loan losses and other estimates;

•	the inability to raise additional capital or to pursue other strategic initiatives;

•	competition within the industry;

•	dependence on key personnel;

ii

•
legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by our regulators, changes in the scope and cost of Federal Deposit Insurance Corporation, or FDIC, insurance and other coverages, the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and changes in the Capital Purchase Program of the U.S. Department of the Treasury, or the Treasury;

•	the impact of compensation and other restrictions imposed under the Troubled Asset Relief Program, or TARP, until we repay the outstanding preferred stock issued under TARP;

•	our ability to comply with any requirements imposed on us and the Bank by our respective regulators and the potential negative consequences that may result;

•	the risks associated with possible or completed acquisitions; and

•	the other risk factors described under the heading “Risk Factors” in this prospectus and in the documents incorporated herein by reference.

Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements. Also, these forward-looking statements represent our estimates and assumptions only as of the date such forward-looking statements are made.

You should read carefully this prospectus, together with the information incorporated herein by reference as described under the heading “Where You Can Find More Information,” completely and with the understanding that our actual future results may be materially different from what we expect. We hereby qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision.  You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in our common stock.

About Capital Bank Corporation

Capital Bank Corporation is a financial holding company incorporated under the laws of North Carolina on August 10, 1998. Our primary wholly-owned subsidiary is Capital Bank, a state-chartered banking corporation that was incorporated under the laws of North Carolina on May 30, 1997 and commenced operations on June 20, 1997.

Capital Bank is a community bank engaged in the general commercial banking business, primarily in growth markets in central and western North Carolina. As of June 30, 2010, the Bank had assets of approximately $1.7 billion, with gross loans and deposits outstanding of approximately $1.4 billion each. Our principal executive office is located at 333 Fayetteville Street, Suite 700, Raleigh, North Carolina 27601, and our telephone number is (919) 645-6400. We operate 32 branch offices in North Carolina: five in Raleigh, four in Asheville, three in Burlington, two in Cary, four in Fayetteville, three in Sanford, and one each in Clayton, Graham, Hickory, Holly Springs, Mebane, Morrisville, Oxford, Pittsboro, Siler City, Wake Forest and Zebulon.

The Bank offers a full range of banking services, including the following: checking accounts; savings accounts; NOW accounts; money market accounts; certificates of deposit; individual retirement accounts; loans for real estate, construction, businesses, agriculture, personal use, home improvement and automobiles; equity lines of credit; mortgage loans; credit loans; consumer loans; credit cards; safe deposit boxes; bank money orders; internet banking; electronic funds transfer services including wire transfers and remote deposit capture; traveler’s checks; and free notary services to all Bank customers. In addition, the Bank provides automated teller machine access to its customers for cash withdrawals through nationwide ATM networks. Through a partnership between the Bank’s financial services division and Capital Investment Companies, an unaffiliated Raleigh, North Carolina-based broker-dealer, the Bank also makes available a complete line of uninsured investment products and services.

As a financial holding company, we are subject to the supervision of the Board of Governors of the Federal Reserve System, or the Federal Reserve. We are required to file with the Federal Reserve reports and other information regarding our business operations and the business operations of our subsidiaries. As a North Carolina-chartered bank, the Bank is subject to primary supervision, periodic examination and regulation by the North Carolina Commissioner of Banks, or the NC Commissioner, and by the FDIC as its primary federal regulator.

Our Strengths and Strategy

Our vision is to be North Carolina’s most respected and profitable community bank through our commitment to providing hometown, personal service for our loyal customers, enhancing shareholder value through consistent earnings and giving back to the communities we serve. With our highly trained associates, sound fiscal management and the execution of our strategic growth plan, we believe that we possess the ideal combination of big bank technology and small town service philosophy, resulting in a unique community banking approach that is the cornerstone of our business. We seek to achieve these goals by focusing on the following key strengths and objectives:

Operate in Desirable Geographic Markets. We believe that our current branch network, which we have grown both organically and by strategic acquisitions, has positioned us well in both higher-growth markets and markets with attractive core deposits. We believe that this combination has historically allowed us to grow the bank both prudently and profitably and will continue to present attractive opportunities to strengthen our franchise. We operate in the following four geographic regions in North Carolina:

Capital Bank					Total Market Area (2)
	June 2010		Annualized 3-Year Growth Rate		June 2009 Deposit Data (3)					Median Household Income (4)
Market Area (1)	Deposits ($MM)	Loans ($MM)	Deposits	Loans	Deposits in Market Area ($MM)	CBKN Market Share	Total Market Growth Versus June 2008	2009 Population	2009 – 2014 Projected Population Growth	2009 (Actual)	2009 – 2014 Projected Growth

Triangle	$626	$762	15.8%	24.3%	$19,211	3.1%	16.8%	1,168,270	17.4%	$68,874	3.4%
Sandhills	249	212	18.6	18.2	5,227	5.0	69.1	607,927	4.7	47,781	4.9
Triad	373	162	(3.3)	(17.8)	2,404	16.2	0.1	147,797	6.6	50,579	4.8
Western	123	215	4.4	3.4	9,144	1.4	14.6	576,365	6.1	47,699	5.9

Total	$1,371	$1,351	8.5%	10.1%	$35,986	3.8%	16.7%	2,500,359	11.1%	59,207	4.2%

							North Carolina		8.1%	$51,418	4.3%

							USA		4.6%	$54,719	4.1%

(1)
The Triangle market area (13 branches) comprises the Raleigh-Cary metropolitan statistical area, or MSA, and Granville County; the Sandhills market area (9 branches) comprises the Fayetteville MSA, and the counties of Chatham, Robeson and Lee; the Triad market area (5 branches) comprises the Burlington MSA; and the Western market area (5 branches) comprises the Asheville MSA and Catawba County.

(2)			Per SNL Financial.

(3)			FDIC deposit data as of June 30, 2009.

(4)			Weighted average based on FDIC deposit data as of June 30, 2009.

Our Triangle market consists of the Raleigh-Cary MSA and Granville County, which we consider the core areas for business growth in the Triangle area of North Carolina. The Triangle, which includes Raleigh, North Carolina’s capital, as well as Chapel Hill, Durham and Research Triangle Park, has a well-diversified economic base with a mixture of businesses, universities and large medical institutions. North Carolina State University, Duke University and The University of North Carolina at Chapel Hill are all located in the Triangle, and more than 80% of the workforce in Research Triangle Park is employed by multinational corporations such as IBM, GlaxoSmithKline and Cisco. The area recently received, among others, the following national rankings: #1 major metropolitan market that offers the best quality of life in the United States (Portfolio.com, May 2010), #1 most wired city (Forbes.com, March 2010), city with best economic potential (fDi Magazine, April 2009), top city where Americans are relocating (Forbes.com, March 2009), #3 best metropolitan area for small business vitality (Biz Journals, January 2010), #3 fastest growing metropolitan area in the country (U.S. Census, March 2010), and #3 best place for business and careers (Forbes.com, April 2010). We believe that the Triangle will continue to present our best overall opportunity for market share expansion.

The Sandhills market, which includes our operations in Fayetteville, Pittsboro, Sanford and Siler City, has in recent years experienced significant growth due to the 2005 Base Realignment and Closure process, or BRAC. Fayetteville is home to Fort Bragg, the largest global Army installation with 10% of the Army’s active forces. BRAC is estimated to increase the population of the region around Fort Bragg by 40,000 between 2006 and 2013, lead to approximately $1.6 billion in military-related construction, and generate $1.1 billion in economic development in the surrounding counties as the headquarters for both the U.S. Army Forces Command and U.S. Army Reserve Command relocate to Fort Bragg. These two commands manage an estimated $30 billion of the United States’ annual defense budget, which is expected to result in the relocation of military contractors to the markets stretching from the Triangle to Fayetteville, an area now being referred to as North Carolina’s All-American Defense Corridor. In 2008, Fayetteville’s gross domestic product, or GDP, grew by 5.3%, compared to national GDP growth of 0.8% and North Carolina’s GDP growth of 0.1% during the same period, according to data compiled by the U.S. Commerce Department through the Bureau of Economic Analysis.

We also have branches in the Triad market, which includes Burlington, Graham and Mebane, and the Western market, which includes Asheville and Hickory. While these markets are not currently experiencing loan growth, we believe they provide opportunities for affordable and stable core deposit growth and diversification of our deposit base.

Maintain an Experienced Executive Management Team Complemented by a Highly Qualified Board of Directors. In the current turbulent economic environment, we believe the board of directors and management team of a community bank will have an important impact on its future performance. Over the past seven years, we have assembled an executive management team with significant experience in sales, credit administration, acquisition integration, special assets management, operations and financial management. Our senior management team is lead by:

•
B. Grant Yarber: Mr. Yarber joined us in June 2003. He has served as our President and Chief Executive Officer since May 2004. Prior to his promotion to Chief Executive Officer, he served as our President and Chief Operating Officer. Prior to joining us, Mr. Yarber served as Chief Credit Officer and Chief Lending Officer for MountainBank in Hendersonville, NC from 2002 to 2003. With more than 20 years of banking experience, Mr. Yarber has proven his skills as an effective leader throughout his many positions in lending and credit administration. Mr. Yarber began his career as a credit analyst at North Carolina National Bank (now Bank of America Corporation) in 1989, moving through various positions that included significant leadership roles as Senior Credit Officer for Business Lending for the Southeastern United States. Prior to his credit role, he served as Regional Executive in Missouri and Illinois for Business Banking, Professional and Executive Banking and Agricultural Lending.

•
Michael R. Moore:  Mr. Moore joined us in 2007 and serves as our Executive Vice President and Chief Financial Officer. In this position, Mr. Moore is responsible for our financial activities, including asset and liability management, margin management, investment portfolio management, analyst relations and strategic planning. Mr. Moore has over 29 years of banking experience and most recently served as Senior Vice President of Funds Management for Sky Financial Group Incorporated, where he was responsible for balance sheet management, including the investment portfolio, borrowed funds, margin management of all loan and deposit products and liquidity management. While at Sky Financial Group Incorporated, Mr. Moore was the team leader for due diligence and integration of nine bank mergers over seven years, increasing company assets by approximately $10 billion.

•
David C. Morgan:  Mr. Morgan serves as our Executive Vice President and Chief Banking Officer. Mr. Morgan joined us in 2003 serving as our Triangle Regional President. Mr. Morgan has over 27 years of business lending expertise in executive level positions with Central Carolina Bank (now part of SunTrust Banks, Inc.) where he served Granville, Wake, Durham and Franklin Counties. In his function as Chief Banking Officer, Mr. Morgan is responsible for working with high end clients and assisting with the resolution of problem credits.

•
Mark J. Redmond:  Mr. Redmond serves as our Executive Vice President and Chief Credit Officer. Mr. Redmond joined us in 2005, previously having served as Senior Credit Officer at BB&T for three years, where he was responsible for credit administration for the western half of Kentucky, and as a Relationship Officer with BB&T’s Capital Markets Group for two years. Mr. Redmond has over 17 years of banking experience, concentrating in the commercial lending and credit areas. In his function as Chief Credit Officer, Mr. Redmond is responsible for credit quality, loan review, special assets and the credit department.

•
Ralph J. Edwards:  Mr. Edwards serves as our Senior Vice President and Technology and Operations Executive Officer. Mr. Edwards joined the Bank in December 2008 serving as Chief Operations Officer. Mr. Edwards has over 30 years of experience in bank operations and information technology. Prior to joining the Bank, Mr. Edwards served as Chief Information Officer at First Citizens Bancshares, Inc. from 2006 to 2008, and as Executive Vice President and IT Operations Services Manager at BB&T from 2003 to 2006. In addition to responsibility for the Bank’s technology and operations areas, Mr. Edwards has management oversight for the Bank’s compliance area and mortgage department.

We also are committed to growing the next generation of management through our management development program, which is designed to mentor and train qualified successors for each of our critical management roles. We anticipate that given the current operating conditions, the general state of the economy, as well as the ongoing consolidation in the industry, we will have opportunities to recruit additional, highly-qualified personnel.

In addition to our seasoned management, our Board of Directors consists of highly qualified and respected members of the communities that we serve. Our directors are successful businessmen, many of whom own their own businesses in their local communities. In addition, several of our directors were founders of the Bank and have remained with us as directors and significant shareholders since our inception. As of August 5, 2010, our executive officers and directors held approximately 17% of our outstanding common stock. Certain of our officers and directors have indicated their intention to acquire shares in this offering.

Continue a Proactive Approach to Asset Quality. We believe our strong credit culture has been the cornerstone of our success and, today, we employ a proactive credit review system to ensure strong results going forward.

We believe that the first pillar of our approach to protect our asset quality is our disciplined, prudent and diligent credit underwriting and loan approval processes, which involve close oversight by our Chief Credit Officer, loan committee and loan review department. It is the Bank’s philosophy to meet all legitimate business and consumer credit needs within a defined market segment where standards of safety, regulatory requirements, profitability and liquidity can be satisfied. Our underwriting standards achieve loan structures consistent with our risk-taking philosophy articulated in our loan policies and credit culture. The loan approval process establishes consistent procedures for the processing of loan requests and procedures for co-approvals, documenting loan decisions and maintaining credit files. We also focus on underwriting loans that enhance a balanced, diversified portfolio. For example, we analyze our commercial real estate loan portfolio concentrations by market region on a quarterly basis in order to prevent overexposure to any one type of commercial real estate loan. We believe that loan portfolio diversification helps to mitigate our potential credit risk. Additionally, we incorporate third party real estate analysis in this report to monitor market conditions. Going forward, we intend to decrease our reliance on commercial real estate lending by expanding our business lending programs to focus on the small to mid-sized operating companies that are located in our markets.

The second pillar of our approach is an active system that identifies problem loans and manages the quality of our credit portfolio. This system includes our problem loan detection program, which is designed to prioritize potential problem loans at an early stage to enable timely solutions by our senior banking team. Under this program, we review loans that are projected to be 30 or more days past due at month-end on a weekly rather than monthly basis, which allows us to recognize potential asset deterioration more quickly and coordinate an appropriate course of action. Additionally, we have an internal loan review department which is the quality control checkpoint for managing our credit process. It is the objective of the loan review department to audit a minimum of 25% of our loan commitments annually, concentrating on adversely risk rated credits, a small sample of each consumer loan officer’s loan portfolio and all unsecured commercial loans greater than $500,000. All findings are shared with senior management and the Audit Committee of our Board of Directors.

The third pillar of our approach is to aggressively work with customers for which we have identified problem loans to attempt to resolve issues before defaults result. An example of this problem loan resolution approach is our residential buyer’s special financing program, in which we have identified potential problem residential and development loans and worked closely with sellers, builders, real estate agents and marketing personnel to find qualified buyers. Through June 30, 2010, we had sold 135 new houses to qualified homeowners in connection with this program for an aggregate purchase price in excess of $49 million.

Capitalize on Opportunities Resulting from Market Disruption. We believe that our community banking approach of personalized, customer service delivered through the resources of a larger institution positions us to capitalize on attractive opportunities that are emerging from the market disruption caused by current economic conditions. In our markets, we believe that both our smaller community banking competitors and the larger regional and national financial services companies are distracted by internal issues, including financial performance, asset quality and capital adequacy. As a result, we believe that our competitors are unable to offer the same level of products and services that their customers have been accustomed to and, consequently, we have been able to attract new customers and recruit new associates to Capital Bank.

In addition to the organic expansion opportunities described above, we may take advantage of FDIC-assisted transactions, which typically are acquisitions in which a failed bank is acquired by a successful bidder and the FDIC guarantees certain credit losses and operating expenses associated with defaults pursuant to a loss share agreement with the acquirer. We may also consider strategic acquisitions similar to our merger with Burlington, North Carolina-based 1st State Bancorp, Inc. in 2006 and our acquisition of four bank branches in the Fayetteville area from Omni National Bank in December 2008. We believe that we have the management depth and experience, as well as other franchise resources, to efficiently and effectively analyze and execute upon potential opportunities in selected markets in North Carolina, South Carolina and Virginia.

Continued Demonstrable Commitment to Community. Any bank can call itself a “community” bank. At Capital Bank, we understand that our strength as a community bank is derived from a demonstrable commitment to the communities we serve at every level, from our Board members to our executive officers to our bank tellers. This is not just a commitment to providing our customers with what we believe is an ideal combination of big bank technology and hometown service philosophy, but also encouraging every employee to be actively involved in civic service in his or her community. Our Board members and senior executive officers serve on the boards of multiple non-profit organizations throughout North Carolina and we are also active in state and local government initiatives designed to spur business development in North Carolina. This support of local groups and community development in North Carolina has been a historic cornerstone of what we believe is necessary in order to call ourselves a “community” bank. We have received recognition for our community involvement, including in recent years: (1) the Business Community for the Arts, Best Companies Supporting the Arts in America Award; (2) Raleigh Chamber of Commerce, United Arts Council of Raleigh Wake County Business Support of the Arts Award; (3) BlueCross BlueShield Achievement in the Business Community Award; (4) Triangle United Way Recognition of Community Care Fund Performance; and (5) City of Raleigh Arts Commission, 24th Annual Medal of the Arts for Lifetime Achievement in the Arts.

The Offering
Issuer	Capital Bank Corporation, a North Carolina corporation.
Common stock offered	34,500,000 shares of common stock.
Common stock outstanding after this offering	● shares of common stock. (1)
Use of Proceeds
We intend to use the net proceeds of this offering for general corporate purposes, including to strengthen the capital of the Bank and to support our strategic growth opportunities in the future. See “Use of Proceeds.”

Market and trading symbol for the common stock	Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol “CBKN.”

(1)
The number of shares of common stock outstanding immediately after the closing of this offering is based on ● shares of common stock outstanding as of ●, 2010. This number excludes the ● shares of common stock that are subject to outstanding but unexercised options to purchase shares of common stock or to granted but unvested restricted stock, ● shares of common stock that are reserved for issuance under our equity compensation plans but not subject to any outstanding equity grants and 749,619 shares of common stock issuable upon the exercise of the warrant held by the Treasury.

Risk Factors

Investing in our common stock involves risks. You should carefully consider the information under “Risk Factors” beginning on page 9 and the other information included in this prospectus before deciding whether to invest in our common stock.

Summary Selected Consolidated Financial Information

You should read the summary selected consolidated financial information presented below in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes to those financial statements appearing in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010, which are incorporated by reference in this prospectus.

The following tables set forth selected consolidated financial data for us as of and for each of the years in the five-year period ended December 31, 2009 and as of and for the six-month periods ended June 30, 2010 and 2009.

The balance sheet data for the years ended December 31, 2009 and 2008 and the operational data as of December 31, 2009, 2008 and 2007 have been derived from our audited financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which is incorporated by reference in this prospectus. The balance sheet data for the years ended December 31, 2007, 2006 and 2005 and the operational data as of December 31, 2006 and 2005 have been derived from our audited financial statements that are not included in this prospectus. The comparability of financial data from 2005 and 2006 has been significantly impacted by the acquisition of 1st State Bancorp, Inc. in January 2006, and the comparability of financial data from 2007 and 2008 has been significantly impacted by the goodwill impairment charge taken in 2008.

The selected financial data as of and for the six months ended June 30, 2010 and 2009 have been derived from our unaudited interim financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010, which are incorporated by reference in this prospectus. In the opinion of management, these unaudited interim financial statements include all adjustments necessary for a fair presentation of our financial condition and results of operations as of the dates and for the periods indicated. Historical results are not necessarily indicative of future results and the results for the six months ended June 30, 2010 are not necessarily indicative of our expected results for the full year ending December 31, 2010.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
(Dollars in thousands)

Selected Balance Sheet Data
Cash and cash equivalents	$41,417	$72,694	$29,513	$54,455	$40,172	$54,322	$77,089
Investment securities	228,812	268,224	245,492	278,138	259,116	239,047	161,601
Loans	1,351,101	1,293,340	1,390,302	1,254,368	1,095,107	1,008,052	668,982
Allowance for loan losses	35,762	18,602	26,081	14,795	13,571	13,347	9,592
Intangible assets	2,241	3,282	2,711	3,857	63,345	64,543	12,853
Total assets	1,694,336	1,695,342	1,734,668	1,654,232	1,517,603	1,422,384	960,906
Deposits	1,370,777	1,380,842	1,377,965	1,315,314	1,098,698	1,055,209	698,480
Borrowings and repurchase agreements	153,000	127,589	173,543	147,010	208,642	160,162	107,687
Subordinated debentures	34,323	30,930	30,930	30,930	30,930	30,930	30,930
Shareholders’ equity	125,479	143,306	139,785	148,514	164,300	161,681	83,492
Tangible common equity	81,959	98,745	95,795	103,378	100,955	97,138	70,639

Summary of Operations
Interest income	$39,860	$40,420	$83,141	$85,020	$94,537	$86,952	$50,750
Interest expense	14,566	18,075	34,263	42,424	50,423	40,770	21,476
Net interest income	25,294	22,345	48,878	42,596	44,114	46,182	29,274
Provision (credit) for loan losses	31,771	7,678	23,064	3,876	3,606	531	(396)
Net interest income after provision for loan losses	(6,477)	14,667	25,814	38,720	40,508	45,651	29,670
Noninterest income	5,045	5,830	10,168	11,051	9,511	9,636	6,731
Noninterest expense	24,970	24,029	49,811	106,662	39,037	36,678	26,439
Net income (loss) before taxes	(26,402)	(3,532)	(13,829)	(56,891)	10,982	18,609	9,963
Income tax expense (benefit)	(7,485)	(418)	(7,013)	(1,207)	3,124	6,271	3,264
Net income (loss)	(18,917)	(3,114)	(6,816)	(55,684)	7,858	12,338	6,699
Dividend and accretion on preferred stock	1,178	1,174	2,352	124	–	–	–
Net income (loss) attributable to common shareholders	$(20,095)	$(4,288)	$(9,168)	$(55,808)	$7,858	$12,338	$6,699

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

Per Share Data
Net income (loss) – basic	$(1.60)	$(0.38)	$(0.80)	$(4.94)	$0.69	$1.06	$0.99
Net income (loss) – diluted	(1.60)	(0.38)	(0.80)	(4.94)	0.68	1.06	0.97
Book value	6.54	9.03	8.68	9.54	14.71	14.19	12.18
Tangible book value	6.36	8.74	8.44	9.20	9.04	8.53	10.31
Common stock dividends	–	0.16	0.32	0.32	0.32	0.24	0.24

Common shares outstanding	12,880,954	11,300,369	11,348,117	11,238,085	11,169,777	11,393,990	6,852,156
Diluted shares outstanding	12,520,600	11,430,494	11,470,314	11,302,769	11,492,728	11,683,674	6,920,388
Basic shares outstanding	12,520,600	11,430,494	11,470,314	11,302,769	11,424,171	11,598,502	6,790,846

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

Performance Ratios
Return on average shareholders’ equity 1	(27.23)%	(4.23)%	(4.62)%	(32.93)%	4.78%	7.64%	8.32%
Return on average assets 1	(2.19)	(0.37)	(0.40)	3.52	0.54	0.91	0.74
Net interest margin 2	3.23	2.95	3.14	3.08	3.52	3.94	3.59
Efficiency ratio 3	82	85	84	77	73	66	73
Dividend payout ratio	NM	NM	NM	NM	47	23	24

Capital Ratios
Tangible equity to tangible assets	7.28%	8.28%	7.91%	8.77%	6.94%	7.15%	7.45%
Tangible common equity to tangible assets	4.84	5.84	5.53	6.26	6.94	7.15	7.45
Leverage ratio	7.75	9.94	8.94	10.58	9.10	9.42	10.64
Tier I risk-based capital	9.10	11.52	10.16	12.17	10.19	10.76	11.73
Total risk-based capital	10.60	12.77	11.41	13.24	11.28	11.92	13.71

Asset Quality Ratios
Nonperforming loans to gross loans	5.54%	1.43%	2.84%	0.73%	0.55%	0.49%	1.21%
Nonperforming assets to total assets	5.37	1.40	2.90	0.63	0.50	0.42	0.92
Allowance to gross loans	2.65	1.44	1.88	1.18	1.24	1.32	1.43
Allowance to nonperforming loans	48	100	66	162	227	272	119
Net charge-offs to average loans 1	3.19	0.61	0.89	0.30	0.32	0.46	0.12

1  Return and charge-off ratios for the six months ended June 30, 2010 and 2009 are annualized.
2  Net interest margin ratios for the six months ended June 30, 2010 and 2009 are annualized. Net interest margin for all periods are on a tax equivalent basis.
3  Efficiency ratio is computed by dividing noninterest expense by the sum of net interest income and noninterest income, net of the goodwill impairment charge in 2008.

RISK FACTORS

An investment in our common stock involves certain risks. Before making an investment decision, you should read carefully and consider the risk factors below relating to this offering. You should also refer to other information contained in or incorporated by reference in this prospectus, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations.

Risks Related to Our Business

U.S. and international credit markets and economic conditions could adversely affect our liquidity, financial condition and profitability.

Global market and economic conditions continue to be disruptive and volatile and the disruption has particularly had a negative impact on the financial sector. The possible duration and severity of this adverse economic cycle is unknown. Although we remain well capitalized and have not suffered any significant liquidity problems as a result of these recent events, the cost and availability of funds may be adversely affected by illiquid credit markets. Continued turbulence in U.S. and international markets and economies may also adversely affect our liquidity, financial condition and profitability.

Legislative and regulatory actions taken now or in the future to address the current liquidity and credit crisis in the financial industry may significantly affect our liquidity or financial condition.

The Federal Reserve, U.S. Congress, the Treasury, the FDIC and others have taken numerous actions to address the current liquidity and credit situation in the financial markets. These measures include actions to encourage loan restructuring and modification for homeowners, the establishment of significant liquidity and credit facilities for financial institutions and investment banks, and coordinated efforts to address liquidity and other weaknesses in the banking sector. The Emergency Economic Stabilization Act of 2008, or EESA, which established TARP, was enacted on October 3, 2008. As part of the TARP, the Treasury created the Capital Purchase Program, which authorizes the Treasury to invest up to $250 billion in senior preferred stock of U.S. banks and savings associations or their holding companies for the purpose of stabilizing and providing liquidity to the U.S. financial markets. On February 17, 2009, the American Recovery and Reinvestment Act of 2009, or ARRA, was enacted as a sweeping economic recovery package intended to stimulate the economy and provide for extensive infrastructure, energy, health and education needs. We participated in the Capital Purchase Program and sold $41.3 million in Fixed Rate Cumulative Perpetual Preferred Stock, Series A, or the Series A Preferred Stock, and a warrant to purchase 749,619 shares of our common stock to the Treasury. Future participation in this or similar programs may subject us to additional restrictions and regulation. There can be no assurance as to the actual impact that EESA or its programs, including the Capital Purchase Program, and ARRA or its programs, will have on the national economy or financial markets. The failure of these significant legislative measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our financial condition, results of operations, liquidity or stock price.

On July 21, 2010, President Obama signed into law the Dodd-Frank Act, which was intended primarily to overhaul the financial regulatory framework following the global financial crisis and will impact all financial institutions including our holding company and Capital Bank. The Dodd-Frank Act contains provisions that will, among other things, establish a Bureau of Consumer Financial Protection, establish a systemic risk regulator, consolidate certain federal bank regulators and impose increased corporate governance and executive compensation requirements. While many of the provisions in the Dodd-Frank Act are aimed at financial institutions significantly larger than us, it will likely increase our regulatory compliance burden and may have a material adverse effect on us, including by increasing the costs associated with our regulatory examinations and compliance measures. However, it is too early for us to fully assess the impact of the Dodd-Frank Act and subsequent regulatory rulemaking processes on our business, financial condition or results of operations.

Further, the U.S. Congress and state legislatures and federal and state regulatory authorities continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including interpretation and implementation of statutes, regulation or policies, including EESA, ARRA, TARP and the Dodd-Frank Act, could affect us in substantial and unpredictable ways, including limiting the types of financial services and products we may offer or increasing the ability of non-banks to offer competing financial services and products. While we cannot predict the regulatory changes that may be borne out of the current economic crisis, and we cannot predict whether we will become subject to increased regulatory scrutiny by any of these regulatory agencies, any regulatory changes or scrutiny could increase or decrease the cost of doing business, limit or expand our permissible activities, or affect the competitive balance among banks, credit unions, savings and loan associations and other institutions. We cannot predict whether additional legislation will be enacted and, if enacted, the effect that it, or any regulations, would have on our business, financial condition or results of operations.

Changes in local economic conditions could lead to higher loan charge-offs and reduce our net income and growth.

Our business is subject to periodic fluctuations based on local economic conditions in central and western North Carolina. These fluctuations are not predictable, cannot be controlled and may have a material adverse impact on our operations and financial condition even if other favorable events occur. Our operations are locally oriented and community-based. Accordingly, we expect to continue to be dependent upon local business conditions as well as conditions in the local residential and commercial real estate markets we serve. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities we serve.

Weakness in our market areas could depress our earnings and consequently our financial condition because:

•	customers may not want or need our products or services;

•	borrowers may not be able to repay their loans;

•	the value of the collateral securing loans to borrowers may decline; and

•	the quality of our loan portfolio may decline.

Any of the latter three scenarios could require us to charge off a higher percentage of loans and/or increase provisions for credit losses, which would reduce our net income.

Because the majority of our borrowers are individuals and businesses located and doing business in Wake, Granville, Lee, Cumberland, Johnston, Chatham, Alamance, Buncombe and Catawba Counties, North Carolina, our success will depend significantly upon the economic conditions in those and the surrounding counties. Unfavorable economic conditions or a continued increase in unemployment rates in those and the surrounding counties may result in, among other things, a deterioration in credit quality or a reduced demand for credit and may harm the financial stability of our customers. Due to our limited market areas, these negative conditions may have a more noticeable effect on us than would be experienced by a larger institution that is able to spread these risks of unfavorable local economic conditions across a large number of diversified economies.

We are exposed to risks in connection with the loans we make.

A significant source of risk for us arises from the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. We have underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, that we believe are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our loan portfolio. Such policies and procedures, however, may not prevent unexpected losses that could adversely affect our results of operations. Loan defaults result in a decrease in interest income and may require the establishment of or an increase in loan loss reserves. Furthermore, the decrease in interest income resulting from a loan default or defaults may be for a prolonged period of time as we seek to recover, primarily through legal proceedings, the outstanding principal balance, accrued interest and default interest due on a defaulted loan plus the legal costs incurred in pursuing our legal remedies. No assurance can be given that recent market conditions will not result in our need to increase loan loss reserves or charge off a higher percentage of loans, thereby reducing net income.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

A significant portion of our loan portfolio is secured by real estate. As of June 30, 2010, approximately 83% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A continued weakening of the real estate market in our primary market areas could continue to result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and shareholders’ equity could be adversely affected. The declines in home prices in the markets we serve, along with the reduced availability of mortgage credit, also may result in increases in delinquencies and losses in our portfolio of loans related to residential real estate construction and development. Further declines in home prices coupled with a deepened economic recession and continued rises in unemployment levels could drive losses beyond that which is provided for in our allowance for loan losses. In that event, our earnings could be adversely affected.

Additionally, recent weakness in the secondary market for residential lending could have an adverse impact on our profitability. Significant ongoing disruptions in the secondary market for residential mortgage loans have limited the market for and liquidity of most mortgage loans other than conforming Fannie Mae and Freddie Mac loans. The effects of ongoing mortgage market challenges, combined with the ongoing correction in residential real estate market prices and reduced levels of home sales, could result in further price reductions in single family home values, adversely affecting the value of collateral securing mortgage loans held, mortgage loan originations and gains on sale of mortgage loans. Continued declines in real estate values and home sales volumes, and financial stress on borrowers as a result of job losses or other factors, could have further adverse effects on borrowers that result in higher delinquencies and greater charge-offs in future periods, which could adversely affect our financial condition or results of operations.

Our real estate and land acquisition and development loans are based upon estimates of costs and the value of the complete project.

We extend real estate land loans, construction loans, and acquisition and development loans to builders and developers, primarily for the construction/development of properties. We originate these loans on a presold and speculative basis and they include loans for both residential and commercial purposes. As of June 30, 2010, these loans totaled $471.3 million, or 35% of our total loan portfolio. Approximately $91.7 million of this amount was for construction of residential properties and $94.3 million was for construction of commercial properties. Additionally, approximately $202.1 million was for acquisition and development loans for both residential and commercial properties. Land loans, which are loans made with raw land as security, totaled $83.2 million, or 6% of our portfolio, as of June 30, 2010.

In general, construction and land lending involves additional risks because of the inherent difficulty in estimating a property’s value both before and at completion of the project. Construction costs may exceed original estimates as a result of increased materials, labor or other costs. In addition, because of current uncertainties in the residential and commercial real estate markets, property values have become more difficult to determine than they have been historically. Construction and land acquisition and development loans often involve the repayment dependent, in part, on the ability of the borrower to sell or lease the property. These loans also require ongoing monitoring. In addition, speculative construction loans to a residential builder are often associated with homes that are not presold, and thus pose a greater potential risk than construction loans to individuals on their personal residences. As of June 30, 2010, $75.4 million of our residential construction loans were for speculative construction loans. Slowing housing sales have been a contributing factor to an increase in nonperforming loans as well as an increase in delinquencies.

Our non-owner occupied commercial real estate loans may be dependent on factors outside the control of our borrowers.

We originate non-owner occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. This may be adversely affected by changes in the economy or local market conditions. Non-owner occupied commercial real estate loans expose a lender to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate. If we foreclose on a non-owner occupied commercial real estate loan, our holding period for the collateral typically is longer than a 1-4 family residential property because there are fewer potential purchasers of the collateral. Additionally, non-owner occupied commercial real estate loans generally have relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on non-owner occupied commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios.

As of June 30, 2010, our non-owner occupied commercial real estate loans totaled $211.2 million, or 16% of our total loan portfolio.

Repayment of our commercial business loans is dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.

We offer different types of commercial loans to a variety of small to medium-sized businesses. The types of commercial loans offered are owner-occupied term real estate loans, business lines of credit and term equipment financing. Commercial business lending involves risks that are different from those associated with non-owner occupied commercial real estate lending. Our commercial business loans are primarily underwritten based on the cash flow of the borrower and secondarily on the underlying collateral, including real estate. The borrowers’ cash flow may be unpredictable, and collateral securing these loans may fluctuate in value. Some of our commercial business loans are collateralized by equipment, inventory, accounts receivable or other business assets, and the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use.

As of June 30, 2010, our commercial business loans totaled $356.2 million, or 26% of our total loan portfolio. Of this amount, $180.9 million was secured by owner-occupied real estate and $175.3 million was secured by business assets.

A portion of our commercial real estate loan portfolio utilizes interest reserves which may not accurately portray the financial condition of the project and the borrower’s ability to repay the loan.

Some of our commercial real estate loans utilize interest reserves to fund the interest payments and are funded from loan proceeds. Our decision to establish a loan-funded interest reserve upon origination of a loan is based on the feasibility of the project, the creditworthiness of the borrower and guarantors and the protection provided by the real estate and other collateral. When applied appropriately, an interest reserve can benefit both the lender and the borrower. For the lender, an interest reserve provides an effective means for addressing the cash flow characteristics of a properly underwritten acquisition, development and construction loan. Similarly, for the borrower, interest reserves provide the funds to service the debt until the property is developed, and cash flow is generated from the sale or lease of the developed property.

Although potentially beneficial to the lender and the borrower, our use of interest reserves carries certain risks. Of particular concern is the possibility that an interest reserve may not accurately reflect problems with a borrower’s willingness or ability to repay the debt consistent with the terms and conditions of the loan obligation. For example, a project that is not completed in a timely manner or falters once completed may appear to perform if the interest reserve keeps the loan current.

In some cases, we may extend, renew or restructure the term of certain loans, providing additional interest reserves to keep the loan current. As a result, the financial condition of the project may not be apparent and developing problems may not be addressed in a timely manner. Consequently, we may end up with a matured loan where the interest reserve has been fully advanced, and the borrower’s financial condition has deteriorated. In addition, the project may not be complete, its sale or lease-up may not be sufficient to ensure timely repayment of the debt or the value of the collateral may have declined, exposing us to increasing credit losses.

As of June 30, 2010, we had a total of 35 active residential and commercial acquisition, development and construction loans funded by an interest reserve with a total outstanding balance of $71.3 million, representing approximately 5% of our total outstanding loans. Total commitments on these loans equaled $93.1 million with total remaining interest reserves of $2.4 million, representing a weighted average term of approximately eight months of remaining interest coverage.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio.

Lending money is a substantial part of our business, and each loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

•	cash flow of the borrower and/or the project being financed;

•	the changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;

•	the duration of the loan;

•	the credit history of a particular borrower; and

•	changes in economic and industry conditions.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, which we believe is appropriate to provide for probable losses in our loan portfolio. The amount of this allowance is determined by our management through periodic reviews and consideration of several factors, including, but not limited to:

•	our general reserve, based on our historical default and loss experience and certain macroeconomic factors based on management’s expectations of future events; and

•	our specific reserve, based on our evaluation of impaired loans and their underlying collateral.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Continuing deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review our allowance for loan losses and may require an increase in the provision for probable loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the allowance for loan losses, we will need additional provisions to increase the allowance for loan losses. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on our financial condition and results of operations.

If our allowance for loan losses is not adequate, we may be required to make further increases in our provisions for loan losses and to charge off additional loans, which could adversely affect our results of operations.

For the six months ended June 30, 2010, we recorded a provision for loan losses of $31.8 million compared to $7.7 million for the six months ended June 30, 2009, an increase of $24.1 million. We also recorded net loan charge-offs of $22.1 million for the six months ended June 30, 2010 compared to $3.9 million for the six months ended June 30, 2009. Generally, our nonperforming loans and assets reflect operating difficulties of individual borrowers resulting from weakness in the local economy; however, more recently the deterioration in the general economy has become a significant contributing factor to the increased levels of delinquencies and nonperforming loans. Slower sales and excess inventory in the housing market has been the primary cause of the increase in delinquencies and foreclosures for residential construction loans, which represented 5% of our nonperforming loans as of June 30, 2010. In addition, slowing housing sales have been a contributing factor to the increase in nonperforming loans as well as the increase in delinquencies. As of June 30, 2010, our total nonperforming loans increased to $74.9 million, or 5.54% of total loans, compared to $18.5 million, or 1.43% of total loans, as of June 30, 2009.

If current trends in the housing and real estate markets continue, we expect that we will continue to experience higher than normal delinquencies and credit losses. Moreover, until general economic conditions improve, we may continue to experience increased delinquencies and credit losses. As a result, we may be required to make additional provisions for loan losses and to charge off additional loans in the future, which could materially adversely affect our financial condition and results of operations.

Future losses may result in an increase to the valuation allowance on our deferred tax assets.

As of June 30, 2010, we had deferred tax assets of $18.7 million, net of a $3.3 million valuation allowance. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. In management’s opinion, as of June 30, 2010, it was more likely than not that the results of future operations will generate sufficient taxable income to recognize the deferred tax assets not covered by the valuation allowance. This opinion was based on the availability of several realistic tax planning strategies and forecasted levels of pre-tax book income. However, we reached a cumulative three-year pre-tax loss position (excluding a goodwill impairment charge in 2008) during the quarter ended March 31, 2010. A cumulative loss position makes it more difficult for management to rely on future earnings as a reliable source of future taxable income to realize deferred tax assets. Future losses and a continuing cumulative loss period may result in an increase to the partial valuation allowance or even a full valuation allowance on our deferred tax assets in future periods, which will negatively impact results of operations.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review before initiating any foreclosure action on nonresidential real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Changes in interest rates may have an adverse effect on our profitability.

Our earnings and financial condition are dependent to a large degree upon net interest income, which is the difference between interest earned from loans and investments and interest paid on deposits and borrowings. Approximately 60% of our loans were variable rate loans as of June 30, 2010, which means that our interest income will generally decrease in lower interest rate environments and rise in higher interest rate environments. Our net interest income will be adversely affected if market interest rates change such that the interest we earn on loans and investments decreases faster than the interest we pay on deposits and borrowings. We cannot predict with certainty or control changes in interest rates. Regional and local economic conditions and the policies of regulatory authorities, including monetary policies of the Board of Governors of the Federal Reserve, affect interest income and interest expense. We have ongoing policies and procedures designed to manage the risks associated with changes in market interest rates. However, changes in interest rates still may have an adverse effect on our earnings and financial condition.

The fair value of our investments could decline.

The majority of our investment portfolio as of June 30, 2010 has been designated as available-for-sale. Unrealized gains and losses in the estimated value of the available-for-sale portfolio must be “marked to market” and reflected as a separate item in shareholders’ equity (net of tax) as accumulated other comprehensive income. As of June 30, 2010, we maintained $217.2 million, or 95%, of our total investment securities as available-for-sale. Shareholders’ equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. The fair value of our investment portfolio may decline, causing a corresponding decline in shareholders’ equity.

Management believes that several factors affect the fair values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, changes to the credit ratings and financial condition of security issuers, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve. The yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates. These and other factors may impact specific categories of the portfolio differently, and we cannot predict the effect these factors may have on any specific category.

Government regulations may prevent or impact our ability to pay dividends, engage in acquisitions or operate in other ways.

Current and future legislation and the policies established by federal and state regulatory authorities will affect our operations. Banking regulations, designed primarily for the protection of depositors, may limit our growth and the return to you, our current and/or potential investors, by restricting certain of our activities, such as:

•	payment of dividends to our shareholders;

•	possible mergers with, or acquisitions of or by, other institutions;

•	our desired investments;

•	loans and interest rates on loans;

•	interest rates paid on our deposits;

•	the possible expansion of our branch offices; and/or

•	our ability to provide securities or trust services.

We cannot predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our future business and earnings prospects. Many of these regulations are intended to protect depositors, the public and the FDIC, not shareholders. The cost of compliance with regulatory requirements including those imposed by the Securities and Exchange Commission, or the SEC, may adversely affect our ability to operate profitably.

Specifically, federal and state governments could pass additional legislation responsive to current credit conditions, such as the Dodd-Frank Act and the regulations expected to be promulgated under the Dodd-Frank Act in the near future. We could experience higher credit losses because of legislation or regulatory action that reduces the amounts borrowers are contractually required to pay under existing loan contracts or that limits our ability to foreclose on property or other collateral or makes foreclosure less economically feasible.

We are subject to examination and scrutiny by a number of regulatory authorities, and, depending upon the findings and determinations of our regulatory authorities, we may be required to make adjustments to our business, operations or financial position and could become subject to formal or informal regulatory orders.

We are subject to examination by federal and state banking regulators. Federal and state regulators have the ability to impose substantial sanctions, restrictions and requirements on us and our banking subsidiaries if they determine, upon conclusion of their examination or otherwise, violations of laws with which we or our subsidiaries must comply or weaknesses or failures with respect to general standards of safety and soundness, including, for example, in respect of any financial concerns that the regulators may identify and desire for us to address. Such enforcement may be formal or informal and can include directors’ resolutions, memoranda of understanding, cease and desist orders, civil money penalties and termination of deposit insurance and bank closures. Enforcement actions may be taken regardless of the capital levels of the institutions, and regardless of prior examination findings. In particular, institutions that are not sufficiently capitalized in accordance with regulatory standards may also face capital directives or prompt corrective actions. Enforcement actions may require certain corrective steps (including staff additions or changes), impose limits on activities (such as lending, deposit taking, acquisitions or branching), prescribe lending parameters (such as loan types, volumes and terms) and require additional capital to be raised, any of which could adversely affect our financial condition and results of operations. The imposition of regulatory sanctions, including monetary penalties, may have a material impact on our financial condition and results of operations, damage our reputation and/or cause us to lose our financial holding company status. In addition, compliance with any such action could distract management’s attention from our operations, cause us to incur significant expenses, restrict us from engaging in potentially profitable activities and limit our ability to raise capital.

The terms governing the issuance of the Series A Preferred Stock to the Treasury may be changed, the effect of which may have an adverse effect on our operations.

The terms of the Letter Agreement and Securities Purchase Agreement—Standard Terms, dated December 12, 2008, or the Securities Purchase Agreement, which we entered into with the Treasury, provide that the Treasury may unilaterally amend any provision of the Securities Purchase Agreement to the extent required to comply with any changes in applicable federal law that may occur in the future. We have no control over such changes in the terms of the Securities Purchase Agreement that may occur in the future. Such changes may place restrictions on our business or results of operations, which may adversely affect the market price of our common stock.

There are potential risks associated with future acquisitions and expansions.

We intend to continue to explore expanding our branch system through selective acquisitions of existing banks or bank branches in the Research Triangle area and other markets in North Carolina, South Carolina and Virginia, at this time particularly through FDIC-assisted transactions. We cannot say with any certainty that we will be able to consummate, or if consummated, successfully integrate, future acquisitions, or that we will not incur disruptions or unexpected expenses in integrating such acquisitions. In the ordinary course of business, we evaluate potential acquisitions that would bolster our ability to cater to the small business, individual and residential lending markets in our target markets. In attempting to make such acquisitions, we anticipate competing with other financial institutions, many of which have greater financial and operational resources. The process of identifying acquisition opportunities, negotiating potential acquisitions, obtaining the required regulatory approvals, and integrating new operations and personnel requires a significant amount of time and expense and may divert management’s attention from our existing business. In addition, since the consideration for an acquired bank or branch may involve cash, notes or the issuance of shares of common stock, existing shareholders could experience dilution in the value of their shares of our common stock in connection with such acquisitions. Any given acquisition, if and when consummated, may adversely affect our results of operations or overall financial condition. In addition, we may expand our branch network through de novo branches in existing or new markets. These de novo branches will have expenses in excess of revenues for varying periods after opening, which could decrease our reported earnings.

Our ability to raise additional capital could be limited, could affect our liquidity and could be dilutive to existing shareholders.

We may be required or choose to raise additional capital, including for strategic, regulatory or other reasons. Current conditions in the capital markets are such that traditional sources of capital may not be available to us on reasonable terms if we need to raise additional capital, and the inability to access the capital markets could impair our liquidity, which is important to our business. In such case, there is no guarantee that we will be able to successfully raise additional capital at all or on terms that are favorable or otherwise not dilutive to existing shareholders.

We are dependent on our key personnel, including our senior management and directors, and our inability to hire and retain key personnel may adversely affect our operations and financial performance.

We are, and for the foreseeable future will be, dependent on the services of our senior management and directors. Members of our senior management have extensive and long-standing ties within our market area and substantial experience with our operations, which have contributed significantly to our growth. Should the services of a member of our senior management team become unavailable, our operations and growth may be disrupted, and there can be no assurance that a suitable successor could be retained upon the terms and conditions that we would offer. In December 2008, we entered into the Securities Purchase Agreement in connection with the Capital Purchase Program pursuant to which we sold the Treasury 41,279 shares of our Series A Preferred Stock and a warrant to purchase up to 749,619 shares of our common stock for an aggregate purchase price of $41.3 million. Our participation in the Capital Purchase Program restricts our ability to provide certain types of compensation to certain senior executive officers and employees. The inability to make certain types of compensation available to certain senior executive officers and employees may reduce our ability to retain key personnel.

Further, as we continue to grow our operations both in our current markets and other markets that we may target, we expect to continue to be dependent on our senior management and their relationships in such markets. Our inability to attract or retain additional personnel could materially adversely affect our business or growth prospects in one or more markets.

We compete with larger companies for business.

The banking and financial services business in our market areas continues to be a competitive field and is becoming more competitive as a result of:

•	changes in regulations;

•	changes in technology and product delivery systems; and

•	the accelerating pace of consolidation among financial services providers.

We may not be able to compete effectively in our markets, and our results of operations could be adversely affected by the nature or pace of change in competition. We compete for loans, deposits and customers with various bank and nonbank financial services providers, many of which have substantially greater resources, including higher total assets and capitalization, greater access to capital markets and a broader offering of financial services.

The failure of other financial institutions could adversely affect us.

Our ability to engage in routine transactions, including, for example, funding transactions, could be adversely affected by the actions and potential failures of other financial institutions. We have exposure to many different industries and counterparties, and we routinely execute transactions with a variety of counterparties in the financial services industry. As a result, defaults by, or even rumors or concerns about, one or more financial institutions with which we do business, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by others. In addition, our credit risk may be exacerbated when the collateral we hold cannot be sold at prices that are sufficient for us to recover the full amount of our exposure. Any such losses could materially and adversely affect our financial condition and results of operations.

Consumers may decide not to use banks to complete their financial transactions, which could limit our revenue.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds in brokerage accounts or mutual funds that would have historically been held as bank deposits. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks through the use of various electronic payment systems. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Technological advances impact our business.

The banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources than we do to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or successfully market such products and services to our customers.

Our information systems, or those of our third party contractors, may experience an interruption or breach in security.

We rely heavily on our communications and information systems, and those of third party contractors, to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that we can prevent any such failures, interruptions or security breaches of our information systems, or those of our third party contractors, or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of such information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Our controls and procedures may fail or be circumvented.

Management regularly reviews and updates our internal controls, disclosure controls and procedures and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to this Offering and Ownership of Our Common Stock

The trading volume in our common stock has been low, and the sale of a substantial number of shares in the public market could depress the price of our stock and make it difficult for you to sell your shares.

Our common stock is currently traded on the NASDAQ Global Select Market. We cannot assure you, however, that an active trading market for our common stock will develop or be sustained after the offering. Our common stock is thinly traded and has substantially less liquidity than the average trading market for many other publicly traded companies. Thinly traded stocks can be more volatile than stock trading in an active public market. Our stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include but are not limited to changes in analysts’ recommendations or projections, our announcement of developments related to our business, operations and stock performance of other companies deemed to be peers, news reports of trends, concerns, irrational exuberance on the part of investors and other issues related to the financial services industry. Recently, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies, including those in the financial services sector, have experienced wide price fluctuations that have not necessarily been related to operating performance. Our stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market declines or market volatility in the future, especially in the financial institutions sector of the economy, could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices. Therefore, our shareholders may not be able to sell their shares at the volume, prices or times that they desire.

We may issue additional shares of common stock or convertible securities that will dilute the percentage ownership interest of existing shareholders and may dilute the book value per share of our common stock and adversely affect the terms on which we may obtain additional capital.

Our authorized capital includes 50,000,000 shares of common stock. As of June 30, 2010, we had 12,880,954 shares of common stock outstanding and had reserved for issuance 313,420 shares underlying options that are or may become exercisable at an average price of $12.05 per share. In addition, as of June 30, 2010, we had the ability to issue 598,859 shares of common stock pursuant to options and restricted stock that may be granted in the future under our existing equity compensation plans. Subject to applicable NASDAQ Listing Rules, our Board of Directors generally has the authority, without action by or vote of the shareholders, to issue all or part of any authorized but unissued shares of common stock for any corporate purpose, including issuance of equity-based incentives under or outside of our equity compensation plans. We may seek additional equity capital in the future as we develop our business and expand our operations. Any issuance of additional shares of common stock or convertible securities will dilute the percentage ownership interest of our shareholders and may dilute the book value per share of our common stock. Shares we issue in connection with this offering will increase the total number of outstanding shares and dilute the percentage ownership interest of our existing shareholders.

The Bank’s ability to pay dividends is subject to regulatory limitations, which may affect our ability to pay our obligations and dividends.

We are a separate legal entity from the Bank and our other subsidiaries, and we do not have significant operations of our own. We have historically depended on the Bank’s cash and liquidity as well as dividends to pay our operating expenses. Various federal and state statutory provisions limit the amount of dividends that subsidiary banks can pay to their holding companies without regulatory approval. The Bank is also subject to limitations under state law regarding the payment of dividends, including the requirement that dividends may be paid only out of undivided profits and only if the Bank has surplus of a specified level. In addition to these explicit limitations, it is possible, depending upon the financial condition of the Bank and other factors, that the federal and state regulatory agencies could take the position that payment of dividends by the Bank would constitute an unsafe or unsound banking practice. In the event the Bank is unable to pay dividends sufficient to satisfy our obligations or is otherwise unable to pay dividends to us, we may not be able to service our obligations as they become due or to pay dividends on our common stock or Series A Preferred Stock. Consequently, the inability to receive dividends from the Bank could adversely affect our financial condition, results of operations, cash flows and prospects.

In addition, holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have historically paid cash dividends on our common stock, we are not required to do so and our Board of Directors voted in the first quarter of 2010 to suspend payment of our quarterly cash dividend. This may continue to adversely affect the market price of our common stock. Also, we are a financial holding company and our ability to declare and pay dividends depends on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends.

The Treasury’s investment in us imposes restrictions and obligations limiting our ability to pay dividends and repurchase common stock.

Under the Securities Purchase Agreement and the rights of the Series A Preferred Stock set forth in our Articles of Incorporation, our ability to declare or pay dividends on any of our shares is restricted. Specifically, we may not declare dividend payments on common, junior preferred or pari passu preferred shares if we are in arrears on the dividends on the Series A Preferred Stock. Furthermore, prior to December 12, 2011, unless we have redeemed all of the Series A Preferred Stock, or the Treasury has transferred all of the Series A Preferred Stock to a third party, the consent of the Treasury will be required for us to, among other things, increase common stock dividends or effect repurchases of common stock (with certain exceptions, including the repurchase of our common stock to offset share dilution from equity-based employee compensation awards).

Holders of Series A Preferred Stock have certain voting rights that may adversely affect our common shareholders, and the holders of Series A Preferred Stock may have different interests from, and vote their shares in a manner deemed adverse to, our common shareholders.

In the event that we fail to pay dividends on shares of Series A Preferred Stock for an aggregate of at least six quarterly dividend periods (whether or not consecutive), the Treasury will have the right to appoint two directors to our Board of Directors until all accrued but unpaid dividends have been paid; otherwise, except as required by law, holders of Series A Preferred Stock have limited voting rights. So long as shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or our Articles of Incorporation, the vote or consent of holders owning at least 66 2/3% of the shares of Series A Preferred Stock outstanding is required for:

•	any amendment or alteration of our Articles of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding up;

•	any amendment, alteration or repeal of any provision of our Articles of Incorporation so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•	any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation of us with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding following any such transaction or, if we are not the surviving or resulting entity, such shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) such remaining outstanding shares of Series A Preferred Stock or preference securities, as the case may be, have rights, preferences, privileges and voting powers, and limitations and restrictions thereof, that are not materially less favorable than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series A Preferred Stock prior to such consummation, taken as a whole. Holders of Series A Preferred Stock could block such a transaction, even where considered desirable by, or in the best interests of, holders of our common stock.

In addition, the shares of common stock that are issuable upon the exercise of the warrant held by the Treasury will enjoy voting rights identical to those of our other outstanding shares of common stock. Although the Treasury has agreed not to vote the shares of common stock it would receive upon any exercise of the warrant, a transferee of any portion of the warrant or any of the shares of common stock it acquires upon exercise of the warrant is not bound by this limitation.

There can be no assurance when the Series A Preferred Stock may be redeemed and the warrant held by the Treasury may be repurchased.

There can be no assurance when the Series A Preferred Stock may be redeemed and the warrant may be repurchased. In addition, the Series A Preferred Stock may only be redeemed upon the express approval of the Federal Reserve. Until such time as the Series A Preferred Stock is redeemed and the warrant is repurchased, we will remain subject to the terms and conditions set forth in the Securities Purchase Agreement, the warrant and the rights of the Series A Preferred Stock as set forth in the Articles of Incorporation.

The holders of our subordinated debentures have rights that are senior to those of our shareholders.

We have issued $34.3 million of subordinated debentures, which are senior to our shares of common stock. As a result, we must make payments on the subordinated debentures (and the trust preferred securities related to a portion of the subordinated debentures) before any dividends can be paid on our common stock and, in the event of bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of common stock.

Certain “control” acquisitions of our common stock could require an acquiring entity to be subject to regulation as a “bank holding company” or an acquiring entity or person to obtain the prior approval of the Federal Reserve.

Any company owning, controlling or having the power to vote 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a “controlling influence” over our management and policies or those of the Bank, may be subject to regulation as a “bank holding company” in accordance with the Bank Holding Company Act of 1956, as amended. Becoming a bank holding company imposes certain statutory and regulatory restrictions and obligations, such as providing managerial and financial strength for its bank subsidiaries. Regulation as a bank holding company could require the holder to divest all or a portion of the holder’s investment in our common stock or such non-banking investments that may be deemed impermissible or incompatible with bank holding company status, such as a material investment in a company unrelated to banking. In addition, (1) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve to acquire or retain 5% or more of our outstanding common stock and (2) any person may be required to obtain the approval of the Federal Reserve to acquire or retain 10% or more of our outstanding common stock.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus and the information incorporated by reference in this prospectus and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment in our common stock.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $● after deduction of underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds of this offering for general corporate purposes, including to strengthen the capital of the Bank and to support our strategic growth opportunities in the future. As of the date of this prospectus, we have not identified any strategic acquisition candidates. The precise amounts and the timing of our use of the net proceeds will depend upon market conditions, the Bank’s funding requirements, the availability of other funds and other factors. Our management will retain broad discretion in the allocation of net proceeds from this offering.

CAPITALIZATION

The following table sets forth our capitalization at June 30, 2010 and as adjusted to reflect the sale of the shares of common stock offered by this prospectus based on an offering price of $● per share and receipt of the net proceeds from the offering. The table does not reflect the use of proceeds. The information presented in the table below should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference in this prospectus.

	At June 30, 2010
	Actual	As Adjusted
(Dollars in thousands)

Subordinated debentures	$34,323	$	●

Shareholders’ equity
Preferred stock, $1,000 par value; 100,000 shares authorized; 41,279 shares issued and outstanding (liquidation preference of $41,279)	40,273		●
Common stock, no par value; 50,000,000 shares authorized; 12,880,954 (actual) and ● (as adjusted) shares issued and outstanding	145,297
Accumulated deficit	(64,301)		●
Accumulated other comprehensive income	4,210		●
Total shareholders’ equity	125,479		●
Total capitalization	$159,802	$	●

Capital ratios
Tangible equity to tangible assets	7.28%		●	%
Tangible common equity to tangible assets	4.84		●
Leverage ratio	7.75		●
Tier I risk-based capital	9.10		●
Total risk-based capital	10.60		●

PRICE RANGE OF COMMON STOCK

Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol “CBKN.” The following table sets forth, for the quarters shown, the range of high and low sales prices of our common stock on the NASDAQ Global Select Market and the cash dividends declared on the common stock. As of August 5, 2010, we had approximately 12,880,954 shares of common stock outstanding, held of record by approximately 2,244 shareholders. The last reported sales price of our common stock on the NASDAQ Global Select Market on August 5, 2010, was $2.28 per share.

Quarter Ended	High	Low	Dividends per Share

2010
June 30	$6.95	$3.01	$–
March 31	4.70	3.00	–

2009
December 31	$5.74	$3.80	$0.08
September 30	6.90	4.59	0.08
June 30	6.39	4.13	0.08
March 31	7.00	4.00	0.08

2008
December 31	$9.40	$5.64	$0.08
September 30	10.73	7.00	0.08
June 30	11.49	8.55	0.08
March 31	12.99	8.60	0.08

DIVIDEND POLICY

Our shareholders are entitled to receive such dividends or distributions as our Board of Directors authorizes in its discretion. Our ability to pay dividends is subject to the restrictions of the North Carolina Business Corporation Act and our organizational documents, including our Articles of Incorporation. There are also various statutory limitations on the ability of the Bank to pay dividends to us. Subject to the legal availability of funds to pay dividends, during each of 2009 and 2008, we declared and paid dividends totaling $0.32 per share (see chart above for declared quarterly dividends). We have currently suspended payment of our quarterly cash dividend. Our Board of Directors will continue to evaluate the payment of cash dividends quarterly and determine whether such cash dividends are in our best interest in the business judgment of our Board of Directors and are consistent with maintaining our status as a “well capitalized” institution under applicable banking laws and regulations. Our earnings and projected future earnings as well as capital levels will be reviewed by the Board of Directors on a quarterly basis to determine whether a quarterly dividend will continue to be paid to shareholders, and if so, the appropriate amount. In addition, our participation in the Treasury’s Capital Purchase Program limits our ability to increase our quarterly dividends above $0.08 per share until the earlier of (i) December 12, 2011 or (ii) the date on which we have redeemed all shares of Series A Preferred Stock held by the Treasury or the date the Treasury has transferred all of its shares of our Series A Preferred Stock to a third party. Actual declaration of any future dividends and the establishment of the record dates related thereto remains subject to further action by our Board of Directors as well as the limitations discussed above.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is based upon our Articles of Incorporation, our Bylaws and applicable provisions of law. We have summarized certain portions of the Articles of Incorporation and Bylaws below. The summary is not complete. The Articles of Incorporation and Bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. You should read the Articles of Incorporation and Bylaws for the provisions that are important to you.

Common Stock

General

Our Articles of Incorporation authorize us to issue 50,000,000 shares of common stock, no par value per share, and 100,000 shares of preferred stock. As of August 5, 2010, there were 12,880,954 shares of our common stock outstanding held of record by approximately 2,244 shareholders. Our common stock is listed on the NASDAQ Global Select Market under the symbol “CBKN.”

Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. Our common shareholders have no preemptive rights to purchase shares of our common stock. The issued and outstanding shares of our common stock are not subject to any redemption or sinking fund provisions and are not convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of our common stock are subject to those of the holders of Series A Preferred Stock, described below, and any other shares of our preferred stock we may issue in the future.

Voting Rights

Our common shareholders are entitled to vote together as a class on all matters submitted to a vote of our shareholders. Except for the election of directors by plurality and matters requiring the vote of the Series A Preferred Stock described below, if a quorum is present, action on a matter is approved if the votes cast favoring the action exceed the votes cast against the action, unless the vote of a greater number is required by the North Carolina Business Corporation Act, the Articles of Incorporation or the Bylaws. Our common shareholders do not have cumulative voting rights.

Dividends

Our common shareholders are entitled to receive dividends only when, as and if approved by our Board of Directors from funds legally available for the payment of dividends, after payment on our subordinated debentures (and our trust preferred securities) and the payment of dividends on our outstanding Series A Preferred Stock. We are subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The Federal Reserve is authorized to determine, under certain circumstances relating to the financial condition of a financial holding company, such as us, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, we are subject to North Carolina state laws relating to the payment of dividends. Our participation in the Treasury’s Capital Purchase Program also limits our ability to increase our quarterly dividends above $0.08 per share until the earlier of (i) December 12, 2011 or (ii) the date on which we have redeemed all shares of Series A Preferred Stock held by the Treasury or the date the Treasury has transferred all of its shares of our Series A Preferred Stock to a third party.

Liquidation Rights

The holders of our common stock and the holders of any class or series of stock entitled to participate with the holders of our common stock as to the distribution of assets in the event of any liquidation, dissolution or winding up of us, whether voluntary or involuntary, will become entitled to participate equally in the distribution of any of our assets remaining after we have paid, or provided for the payment of, all of our debts and liabilities and after we have paid to the holders of our Series A Preferred Stock and any other class of stock having preference over the common stock in the event of liquidation, dissolution or winding up, the full preferential amounts, if any, to which they are entitled.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Preferred Stock

Our Articles of Incorporation authorize us to issue 100,000 shares of preferred stock. We have designated 41,279 shares as Series A Preferred Stock, all of which are issued and outstanding as of the date of this prospectus. We do not have other preferred stock outstanding.

Our Board of Directors is authorized to issue one or more classes, or one or more series within a class, of preferred stock in the future and to fix the designations, preferences, rights, powers, including voting powers and par value, if any (or qualifications, limitations and restrictions) of such preferred stock. As a result, the Board of Directors could adversely affect the rights of the holders of common stock without a vote of such shareholders.

Series A Preferred Stock

General

On December 12, 2008, pursuant to the Capital Purchase Program, we issued to the Treasury 41,279 shares of Series A Preferred Stock having a liquidation amount per share equal to $1,000, for a total price of $41,279,000. The holders of the Series A Preferred Stock have preferential dividend and liquidation rights over holders of our common stock. The Series A Preferred Stock is not convertible into common stock.

Pursuant to the Securities Purchase Agreement, the Treasury has certain piggyback registration rights with respect to the shares of Series A Preferred Stock. The Treasury has waived these piggyback registration rights with respect to this offering.

Voting Rights

Except as indicated below or otherwise required by law, the holders of Series A Preferred Stock do not have any voting rights.

Election of Two Directors upon Non-Payment of Dividends. If the dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the holders of Series A Preferred Stock, together with the holders of any outstanding parity stock with like voting rights, or voting parity stock, voting as a single class, will have the right to elect two members of our Board of Directors, or the preferred stock directors, to fill two newly created positions on the Board of Directors at the next annual meeting of shareholders (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting of shareholders until all accrued and unpaid dividends for all past dividend periods have been paid in full. The election of any preferred stock director is subject to the qualification that the election would not cause us to violate the corporate governance requirement of the NASDAQ Stock Market (or any other securities exchange or trading facility on which our securities may be listed or traded) that listed or traded companies must have a majority of independent directors.

Upon the termination of the right of the holders of Series A Preferred Stock and voting parity stock to vote for preferred stock directors, as described above, the preferred stock directors will immediately cease to be qualified as directors, their term of office shall terminate immediately and the number of our authorized directors will be reduced by the number of preferred stock directors that the holders of Series A Preferred Stock and voting parity stock elected. The holders of a majority of shares of Series A Preferred Stock and voting parity stock, voting as a class, may remove any preferred stock director, with or without cause, and fill any vacancy created by the removal of a preferred stock director. If the office of a preferred stock director becomes vacant for any other reason, the remaining preferred stock director may choose a successor to fill such vacancy for the remainder of the unexpired term.

Other Voting Rights. So long as any shares of Series A Preferred Stock are outstanding, in addition to any other vote or written consent of shareholders required by law or by our Articles of Incorporation, the vote or consent of the holders of at least 66 2/3 % of the shares of Series A Preferred Stock at the time outstanding, voting separately as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

•	any amendment or alteration of our Articles of Incorporation to authorize or create or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends and/or distribution of assets on our liquidation, dissolution or winding up;

•	any amendment, alteration or repeal of any provision of our Articles of Incorporation so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock; or

•	any consummation of a binding share exchange or reclassification involving the Series A Preferred Stock or of a merger or consolidation of us with another entity, unless (i) the shares of Series A Preferred Stock remain outstanding following any such transaction or, if we are not the surviving or resulting entity, such shares are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) such remaining outstanding shares of Series A Preferred Stock or preference securities, as the case may be, have rights, preferences, privileges and voting powers, and limitations and restrictions thereof, that are not materially less favorable than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series A Preferred Stock prior to such consummation, taken as a whole.

The foregoing voting provisions will not apply if, at or prior to the time when the vote or consent would otherwise be required, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside by us for the benefit of the holders of Series A Preferred Stock to effect the redemption.

Dividends

Holders of shares of Series A Preferred Stock are entitled to receive if, as and when declared by our Board of Directors or a duly authorized committee of the Board of Directors, out of assets legally available for payment, cumulative cash dividends at a rate per annum of (i) 5% per share on a liquidation amount of $1,000 per share of Series A Preferred Stock (and any accrued but unpaid dividends) with respect to each dividend period during the five-year period following December 12, 2008 and (ii) 9% per share on a liquidation amount of $1,000 per share of Series A Preferred Stock (and any accrued but unpaid dividends) with respect to each dividend period thereafter.

Dividends are payable quarterly in arrears on February 15, May 15, August 15 and November 15, each a dividend payment date, of each year with payments having commenced on February 15, 2009. Dividends payable during any dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable with respect to the Series A Preferred Stock are payable to holders of record of shares of Series A Preferred Stock on the date that is 15 calendar days immediately preceding the applicable dividend payment date or such other record date fixed by the Board of Directors or any duly authorized committee of the Board of Directors, so long as such record date is not more than 60 days nor less than 10 days prior to the applicable dividend payment date.

If we determine not to pay any dividend or a full dividend with respect to the Series A Preferred Stock, we are required to provide written notice to the holders of shares of Series A Preferred Stock prior to the applicable dividend payment date.

Priority of Dividends

With respect to the payment of dividends and the amounts to be paid upon liquidation, the Series A Preferred Stock will rank:

•	senior to our common stock and all other equity securities designated as ranking junior to the Series A Preferred Stock; and

•	at least equally with all other equity securities the terms of which do not expressly provide that such securities rank senior or junior to the Series A Preferred Stock, or parity stock, with respect to dividend rights and/or rights upon our liquidation, dissolution or winding up.

So long as any share of Series A Preferred Stock remains outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been or are contemporaneously declared and paid in full, no dividend or distribution shall be declared or paid on our common stock or other junior stock or parity stock, other than a dividend payable solely in common stock. We and our subsidiaries also may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock or parity stock unless we have paid in full all accrued dividends on the Series A Preferred Stock for all prior dividend periods. However, these limitations do not apply to:

•	purchases, redemptions or other acquisitions of our common stock or other junior stock in connection with the administration of our employee benefit plans in the ordinary course of business and consistent with past practice up to the amount of the increase in diluted shares outstanding resulting from the grant, vesting or exercise of equity-based compensation as adjusted for stock splits, stock dividends, reverse stock splits, reclassifications or similar transactions;

•	any dividends or distributions of rights or junior stock in connection with any shareholder rights plan or any redemption or repurchase of rights pursuant to any shareholder rights plan;

•	acquisition of record ownership of junior stock or parity stock for the beneficial ownership of any other person who is not us or our subsidiary, including as trustee or custodian; and

•	the exchange or conversion of junior stock for or into other junior stock or of parity stock for or into other parity stock or junior stock but only to the extent that such acquisition is required pursuant to binding contractual agreements entered into before December 12, 2008 or any subsequent agreement for the accelerated exercise, settlement or exchange thereof for common stock.

On any dividend payment date for which full dividends are not paid, or declared and funds set aside, on the Series A Preferred Stock and any other parity stock, all dividends declared for payment on that dividend payment date with respect to the Series A Preferred Stock and any other parity stock (or, with respect to parity stock with a different dividend payment date, on the applicable dividend date falling within the dividend period and related to the dividend payment date for the Series A Preferred Stock) shall be declared ratably among the holders of any such shares who have the right to receive dividends, in proportion to the respective amounts of the undeclared and unpaid dividends relating to the dividend period.

Subject to the foregoing, such dividends (payable in cash, securities or otherwise) as may be determined by our Board of Directors (or a duly authorized committee of the Board of Directors) may be declared and paid on our securities, including common stock and other junior stock, from time to time out of any funds legally available for such payment, and the holders of Series A Preferred Stock shall not be entitled to participate in any such dividend.

Redemption

The amendment to our Articles of Incorporation designating the Series A Preferred Stock provides that such stock may not be redeemed prior to February 15, 2012, unless we have received aggregate gross proceeds from one or more qualified equity offerings (as described below) of at least $10.3 million, which equals 25% of the aggregate liquidation amount of the Series A Preferred Stock. In such a case, we may redeem the Series A Preferred Stock, subject to the approval of the FDIC, in whole or in part, upon notice to the holders of Series A Preferred Stock up to a maximum amount equal to the aggregate net cash proceeds received by us from such qualified equity offerings. A “qualified equity offering” is a sale and issuance for cash by us to persons other than us or our subsidiaries after December 12, 2008 of shares of perpetual preferred stock, common stock or a combination thereof that in each case qualify as Tier 1 capital at the time of issuance under the applicable risk-based capital guidelines. Qualified equity offerings do not include sales and issuances made pursuant to agreements or arrangements entered into, or pursuant to financing plans that were publicly announced, on or prior to October 13, 2008. On or after February 15, 2012, the Series A Preferred Stock may be redeemed at any time, in whole or in part, subject to the approval of the Federal Reserve and certain notice requirements. In connection with the adoption of the ARRA, subject to the approval of the Treasury and the Federal Reserve, we may redeem the Series A Preferred Stock at any time regardless of whether or not we have replaced such funds from any other source.

In any redemption, the redemption price is an amount equal to the per share liquidation amount plus accrued and unpaid dividends to but excluding the date of redemption.

The Series A Preferred Stock will not be subject to any mandatory redemption, sinking fund or similar provisions. Holders of shares of Series A Preferred Stock have no right to require the redemption or repurchase of the Series A Preferred Stock.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, the shares to be redeemed will be selected either pro rata from the holders of record of shares of Series A Preferred Stock or in such other manner as our Board of Directors or a duly authorized committee thereof may determine to be fair and equitable.

Shares of Series A Preferred Stock that are redeemed, repurchased or otherwise acquired by us will revert to authorized but unissued shares of our preferred stock.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Series A Preferred Stock will be entitled to receive a liquidation preference of an amount per share equal to the fixed liquidation amount of $1,000 per share, plus any accrued and unpaid dividends, whether or not declared, to the date of payment. Holders of the Series A Preferred Stock will be entitled to receive the liquidation preference out of our assets (or proceeds of such assets) that are available for distribution to shareholders, subject to the rights of any of our creditors, before any distribution of such assets or proceeds is made to or set aside for the holders of our common stock or any other shares ranking, as to that distribution, junior to the Series A Preferred Stock.

If our assets (or proceeds of such assets) are not sufficient to pay the liquidation preference in full to all holders of Series A Preferred Stock and all holders of any shares of outstanding parity stock, the amounts paid to the holders of Series A Preferred Stock and other shares of parity stock will be paid pro rata in accordance with the respective liquidation preference for those holders. If the liquidation preference of Series A Preferred Stock has been paid in full to all holders of Series A Preferred Stock and other shares of parity stock, the holders of our common stock or any other shares ranking, as to such distribution, junior to the Series A Preferred Stock will be entitled to receive all of our remaining assets (or proceeds of such assets) according to their respective rights and preferences.

For purposes of the liquidation rights, neither the sale, lease or exchange of all or substantially all of our assets, nor the consolidation or merger of us with any other entity, will constitute our liquidation, dissolution or winding up.

Treasury Warrant

General

In connection with the Treasury’s purchase of our Series A Preferred Stock, we issued to the Treasury a warrant exercisable for 749,619 shares of our common stock (subject to adjustment as described below) at an initial exercise price of $8.26 per share. The warrant may be exercised, in whole or in part, at any time on or before December 12, 2018 (except as described below). The exercise price may be paid either by our withholding of such number of shares of common stock issuable upon exercise of the warrant equal to the value of the aggregate exercise price of the warrant determined by reference to the market price of our common stock on the trading day on which the warrant is exercised or, if agreed to by us and the Treasury, by the payment of cash equal to the aggregate exercise price. The warrant, and all rights under the warrant, are fully transferable.

Pursuant to the Securities Purchase Agreement, the Treasury has certain piggyback registration rights with respect to the warrant. The Treasury has waived these piggyback registration rights with respect to this offering.

Rights as a Shareholder

The Treasury shall have no rights or privileges of the holders of our common stock, including any voting rights, until (and then only to the extent) the warrant has been exercised.

Adjustments to the Warrant

Adjustments in Connection with Stock Splits, Subdivisions, Reclassifications and Combinations. The number of shares for which the warrant may be exercised and the exercise price applicable to the warrant will be proportionately adjusted in the event we pay stock dividends or make distributions of our common stock, subdivide, combine or reclassify outstanding shares of our common stock.

Anti-dilution Adjustment. Until the earlier of December 12, 2011 and the date the Treasury no longer holds the warrant (and other than in certain permitted transactions described below), if we issue any shares of common stock (or securities convertible or exercisable into common stock) for less than 90% of the market price of the common stock on the last trading day prior to pricing such shares, then the number of shares of common stock into which the warrant is exercisable and the exercise price will be adjusted. Permitted transactions include issuances:

•	as consideration for or to fund the acquisition of businesses and/or related assets;

•	in connection with employee benefit plans and compensation related arrangements in the ordinary course and consistent with past practice approved by our Board of Directors;

•	in connection with a public or broadly marketed offering and sale of common stock or convertible securities for cash conducted by us or our affiliates pursuant to registration under the Securities Act or Rule 144A thereunder on a basis consistent with capital-raising transactions by comparable financial institutions; and

•	in connection with the exercise of preemptive rights on terms existing as of December 12, 2008.

Other Distributions. If we declare any dividends or distributions (other than our ordinary quarterly cash dividends, stock dividends and other dividends or distributions described above) on shares of our common stock, the exercise price of the warrant will be adjusted to reflect such distribution.

Certain Repurchases. If we effect a pro rata repurchase of common stock, both the number of shares issuable upon exercise of the warrant and the exercise price will be adjusted.

Business Combinations. In the event of a merger, consolidation or similar transaction by us that requires shareholder approval, the Treasury’s right to receive shares of our common stock upon exercise of the warrant shall be converted into the right to exercise the warrant for the consideration that would have been payable to the Treasury with respect to the shares of common stock for which the warrant may be exercised, as if the warrant had been exercised prior to such merger, consolidation or similar transaction.

Repurchase

Following the redemption in whole of the Series A Preferred Stock held by the Treasury or the transfer by the Treasury of all of its Series A Preferred Stock to one or more unaffiliated third parties, we may, upon notice to the Treasury, repurchase any portion of the warrant at any time at fair market value.

Anti-takeover Effects of Our Articles of Incorporation and Bylaws

The following is a summary of certain provisions of our Articles of Incorporation and Bylaws that may have the effect of discouraging, delaying or preventing a change of control, change in management or an unsolicited acquisition proposal that a shareholder might consider favorable, including proposals that might result in the payment of a premium over the market price for the shares held by our shareholders. This summary does not purport to be complete and is qualified in its entirety by reference to the documents referenced.

While these provisions of our Articles of Incorporation and Bylaws might be deemed to have some “anti-takeover” effect, the principal effect of these provisions is to protect our shareholders generally and to provide our Board of Directors and shareholders a reasonable opportunity to evaluate and respond to unsolicited acquisition proposals.

Authorized But Unissued Stock. Our Articles of Incorporation authorize the issuance of 50,000,000 shares of common stock and 100,000 shares of preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our Board of Directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control. This possibility may encourage persons seeking to acquire us to negotiate directly with our Board of Directors. The authorized but unissued common stock also could facilitate acquisitions by us.

Our authorized but unissued shares of preferred stock could also have anti-takeover effects. Under certain circumstances, any or all of such preferred stock could be used as a method of discouraging, delaying or preventing a change in control of us. For example, our Board of Directors could designate and issue a series of preferred stock in an amount that sufficiently increases the number of outstanding shares to overcome a vote by the holders of common stock or with rights and preferences that include special voting rights to veto a change in control. The preferred stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill.” For example, a class or series of preferred stock could be designated that would be convertible into common stock upon the acquisition by a third party of a specified percentage of our voting stock. Typically, under most shareholder rights plans, if a third party acquires the specified percentage (usually 15% to 20%) of a corporation’s voting stock, the shareholders of that corporation (other than the shareholder who purchased the specified percentage interest in the corporation) have the right to purchase shares of the corporation’s common stock at a discount to the market price. This results in dilution to the third party, both economically and in terms of its percentage ownership of the corporation’s shares. Our Board of Directors is able to implement a shareholder rights plan without further action by our shareholders.

Use of the preferred stock in the foregoing manner could delay or frustrate a merger, tender offer or proxy contest, the removal of incumbent directors, or the assumption of control by shareholders, even if such proposed actions would be beneficial to our shareholders. This could include discouraging bids for us even if such bid represents a premium over our then-existing trading price and thereby prevent shareholders from receiving the maximum value for their shares.

Classified Board of Directors. Our classified Board of Directors may have an anti-takeover effect by making it more difficult for an entity that owns a majority of our shares (or which is able successfully to solicit a majority) to force an immediate change in the composition of a majority of our Board of Directors. Our Articles of Incorporation provide for the division of our Board of Directors into three classes, with each class elected to serve a term of three years, provided that there are at least nine directors. As a result of the classification, approximately one-third of our Board of Directors is elected each year, and thus even a majority shareholder cannot accomplish a change in control of our Board of Directors in less than two years. Consequently, the staggered board has the effect of delaying the time within which an acquirer may gain control of our Board of Directors. This delay factor is also likely to encourage potential acquirers to negotiate with our Board of Directors prior to attempting to gain control of us.

Limited Ability To Call Special Meetings of Shareholders. A potential acquirer may wish to call a special meeting of shareholders of a target to consider removing directors or to consider an acquisition offer. It could also call a meeting or series of meetings to harass management and disrupt the target’s business. Thus, limited rights of shareholders to call special meetings can have an anti-takeover effect. Shareholders of publicly traded North Carolina corporations, like us, are not entitled to call a special meeting of shareholders unless the corporation’s charter or bylaws authorize them to do so. Our Bylaws provide that only the chief executive officer, president, secretary, or Board of Directors may call special meetings of our shareholders.

Unanimous Requirement for Written Consent of Shareholders. Shareholders of publicly traded North Carolina corporations may act without a meeting only by unanimous written consent. Our Bylaws also require unanimous written consent for shareholder action without a meeting. As a practical matter, the requirement of unanimity makes it exceedingly difficult for a potential acquirer to accomplish its objective through a written consent with respect to a public company that has a large number of shareholders.

No Cumulative Voting for Directors. Cumulative voting permits a shareholder to cumulate his total shareholder votes for a single candidate in an election of directors. For example, a shareholder holding 1,000 shares in an election for five directors could cumulate all 5,000 votes for one director. Cumulative voting may make it easier for a potential acquirer or dissident shareholder to gain a board seat. Under North Carolina law, by virtue of our date of incorporation, our status as a public company and the fact that the Articles of Incorporation do not give our shareholders the right to cumulate their votes, our shareholders are not entitled to cumulate their votes. In addition, our Bylaws specifically deny cumulative voting rights.

UNDERWRITING

FIG Partners, LLC has agreed, subject to the terms and conditions contained in a written underwriting agreement with us dated ●, 2010, to act as the underwriter of this offering and to sell, on a best efforts basis, up to 34,500,000 shares of our common stock offered by this prospectus. We will pay the underwriter a commission of 6.0% on the sales price of any and all shares sold in this offering. We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriter may be required to make in respect of these liabilities.

Because the offering is being conducted on a best efforts basis, the underwriter is not obligated to sell any specific number or dollar amount of shares and is not required to purchase any shares that are not sold to the public in the offering. Completion of the offering is not contingent upon the sale of a minimum number of shares or the occurrence of any other event.

Our management, directors, principal shareholders or their affiliates may acquire shares in this offering, and Capital Bank-sponsored employee benefit plans may also participate in the offering. Any purchases by management, directors, principal shareholders or their affiliates must be made on the same terms and conditions as purchases by nonaffiliated investors and with a view toward investment, not resale.

Our common stock is being offered by the underwriter, subject to prior sale, when, as and if issued by us, subject to approval of certain legal matters by counsel for the underwriter and other conditions. The underwriting agreement provides that the underwriter’s obligations are contingent upon the satisfaction of the conditions contained in the underwriting agreement, including, among others:

•	the continued accuracy of the representations and warranties made by us and the performance of the covenants;

•	the absence of material adverse changes in the financial markets or in our business; and

•	our delivery of customary closing documents and the delivery of legal opinions to the underwriter.

At the closing of the offering, the underwriter will notify all prospective purchasers, directly or through a selected dealer, of the number of shares to be purchased. The underwriter will not purchase or otherwise take ownership of any shares. Purchasers of shares will be required to have an account either with the underwriter or with a selected dealer in order to purchase shares of our common stock in the offering.

We will pay our own expenses of the offering (including registration, filing and listing fees and our legal, accounting, printing, travel and other expenses, and any expenses associated with qualifying our shares for sale under the “blue sky” laws of various states), and estimate such expenses, excluding underwriting discounts and commissions, to total approximately $●. The underwriter will bear its own expenses in connection with the offering, whether or not consummated, including without limitation its legal, advertising, syndication, stabilization, travel and out-of pocket expenses; however, if this offering is consummated, we will reimburse the underwriter for expenses related to its legal representation for the offering.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriter and the proceeds we will receive before other expenses related to this offering.

	Per Share		Total

Price to public	$	●	$	●
Underwriting discounts and commissions payable by us		●		●
Proceeds to us (before expenses )		●		●

Pursuant to the underwriting agreement, we and each of our directors and executive officers have agreed, beginning on and including the date of this prospectus through and including the date that is 90 days after the date of this prospectus, not to, without the prior written consent of the underwriter, (a) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or file any registration statement under the Securities Act with respect to any of the foregoing or (b) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock, whether any such swap or transaction described in clause (a) or (b) above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, subject to certain specified exceptions.

The 90-day restricted period described above is subject to extension under limited circumstance. In the event that either (a) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the applicable restricted period and ends on the last day of the applicable restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (b) prior to the expiration of the applicable restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the applicable restricted period, the restrictions set forth in the underwriting agreement will continue to apply until the expiration of the date that is 15 calendar days plus three business days after the date on which we issue the earnings release or the material news or event related to us occurs.

The underwriter may, in its sole discretion and at any time and from time to time, without notice, release all or any portion of the foregoing shares and other securities from the foregoing restrictions.

Our common stock is listed on the NASDAQ Global Select Market under the trading symbol “CBKN.”

The principal business address of FIG Partners, LLC is 1175 Peachtree Street NE, 100 Colony Square, Suite 2250, Atlanta, Georgia 30361.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings, including the documents incorporated by reference in this prospectus, are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and on the investor relations page of our web site at http://www.capitalbank-us.com. Information on our web site is not part of this prospectus. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all of the information and exhibits included in the registration statement. We refer you to the information and exhibits included in the registration statement for further information. This prospectus is qualified in its entirety by such information and exhibits.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

We incorporate by reference the following documents, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 10, 2010;

•	our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on April 30, 2010;

•	our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2010, as filed with the SEC on May 10, 2010, and for the fiscal quarter ended June 30, 2010, as filed with the SEC on August 6, 2010; and

•	our Current Reports on Form 8-K filed with the SEC on January 15, 2010, March 16, 2010, March 22, 2010, June 28, 2010, and July 30, 2010.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents that are not specifically incorporated by reference in such documents. All such requests should be directed to:

Capital Bank Corporation
Attn: Michael R. Moore
333 Fayetteville Street, Suite 700
Raleigh, North Carolina 27601
(919) 645-6400

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P., Raleigh, North Carolina. O. A. Keller, III, our Chairman of the Board, is the father-in-law of an attorney at Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. that serves as our principal outside counsel. As of the date of this prospectus, attorneys with Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. beneficially own an aggregate of approximately 11,680 shares of our common stock and a subordinated promissory note in the principal amount of $3,996.90. Certain legal matters will be passed upon for the underwriters by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing in giving said reports.

34,500,000 Shares

Common Stock

PROSPECTUS

●, 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.                      Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the issuance and distribution of the common stock being registered hereunder, all of which will be borne by us. All amounts shown are estimates except the SEC registration fee, FINRA filing fee and NASDAQ Global Select Market listing fee.

Amount To Be Paid

SEC registration fee		$8,314
FINRA filing fee		12,403
NASDAQ Global Select Market Listing Fee		●
Accounting fees and expenses		●
Printing fees and expenses		●
Legal fees and expenses		●
Miscellaneous expenses		●
Total	$	●

Item 14.                      Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the North Carolina Business Corporation Act permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (1) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (2) that in all other cases his conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition, Section 55-8-57 of the North Carolina Business Corporation Act permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorneys’ fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in any of the foregoing capacities; provided, however, that a corporation may not indemnify or agree to indemnify a person against liability or expenses such person may incur on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation.

Our Bylaws provide for indemnification, to the fullest extent permitted by law, of our directors and officers and anyone who at our request, was serving as an officer, director, agent, partner, trustee, administrator or employee of another entity against any threatened, pending or completed civil, criminal, administrative, investigative or arbitrative action suit or proceeding, or any appeal of such an action, seeking to hold him or her liable by reason of the fact that he or she was acting in such capacity. We also may provide such indemnification for our employees and agents as we deem appropriate.

The rights of indemnification found in our Bylaws cover:

•	reasonable expenses, including without limitation all attorneys’ fees actually and necessarily incurred by him or her in connection with any action, suit or proceeding;

•	all reasonable payments in satisfaction of any judgment, money decree, fine, penalty or settlement; and

•	all reasonable expense incurred in enforcing the indemnification rights.

Sections 55-8-52 and 55-8-56 of the North Carolina Business Corporation Act require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina Business Corporation Act provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. Our directors and officers are currently covered under directors’ and officers’ insurance policies maintained by us. As permitted by North Carolina law, our Articles of Incorporation limit the personal liability of directors for monetary damages for breaches of duty as a director, provided that such limitation will not apply to (i) acts or omissions that the director at the time of the breach knew or believed were clearly in conflict with our best interests, (ii) any liability for unlawful distributions under Section 55-8-33 of the North Carolina Business Corporation Act, or (iii) any transaction from which the director derived an improper personal benefit. In addition, our Articles of Incorporation stipulate that the liability of a director is eliminated or limited to the fullest extent permitted by the North Carolina Business Corporation Act, as it may be amended in the future.

For a period of five years after January 3, 2006, we and our wholly-owned subsidiary, the Bank, agreed to indemnify, and advance expenses in matters that may be subject to indemnification to, the former directors or officers of 1st State Bancorp, Inc. or of its subsidiaries with respect to liabilities and claims made against them resulting from their service prior to January 3, 2006, in accordance with and subject to the requirements and other provisions of our Articles of Incorporation and Bylaws and the articles of incorporation and bylaws of the Bank, and applicable provisions of law to the same extent as we and the Bank, respectively, are obligated thereunder to indemnify and advance expenses to our own respective directors and officers. We also agreed to, or to cause the Bank to, obtain and maintain, for a period of six years after January 3, 2006, 1st State Bancorp, Inc.’s current directors’ and officers’ liability insurance policies or comparable policies.

In addition, in the ordinary course of our business we may from time to time enter into contracts under which we and our directors and officers are provided with standard rights of indemnification against liability that they may incur in their capacities as such and in connection with activities performed under the terms of such contracts.

Item 15.                      Recent Sales of Unregistered Securities.

On December 12, 2008, we entered into a Letter Agreement and Securities Purchase Agreement – Standard Terms with the Treasury pursuant to which we sold, and the Treasury purchased, for an aggregate purchase price of $41,279,000 in cash (i) 41,279 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series A, liquidation preference of $1,000 per share, and (ii) a ten-year warrant to purchase 749,619 shares of our common stock at an exercise price, subject to anti-dilution adjustments, of $8.26 per share. The securities were sold in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act. We did not engage in a general solicitation or advertising with regard to the issuance and sale of such securities and did not offer securities to the public in connection with this issuance and sale.

On March 18, 2010, we sold 849 units for gross proceeds of $8,490,000. Each unit was priced at $10,000 and consisted of a $3,996.90 subordinated promissory note and a number of shares of common stock valued at $6,003.10. As a result of the sale of the units, we sold $3,393,368 in aggregate principal amount of subordinated promissory notes due March 18, 2020 and 1,468,770 shares of common stock. The aggregate offering price of the common stock was $5,096,631.90, with a per share offering price of $3.47. Offers and sales of the units were made pursuant to Regulation D of the Securities Act and only made to accredited investors. There was no underwriting discount or commission.

Item 16.                      Exhibits.

Exhibit No.	Description

1.01	Form of Underwriting Agreement (to be filed by amendment)

2.01
Merger Agreement, dated June 29, 2005, by and among Capital Bank Corporation and 1st State Bancorp, Inc. (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on June 29, 2005)

2.02	List of Schedules Omitted from Merger Agreement included as Exhibit 2.01 above (incorporated by reference to Exhibit 2.2 to our Current Report on Form 8-K filed with the SEC on June 29, 2005)

3.01	Articles of Incorporation of Capital Bank Corporation, as amended (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on December 4, 2009)

3.02	Bylaws of Capital Bank Corporation, as amended to date (incorporated by reference to Exhibit 3.02 to our Annual Report on Form 10-K filed with the SEC on March 29, 2002)

4.01
Specimen Common Stock Certificate of Capital Bank Corporation (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-4 (File No. 333-65853) filed with the SEC on October 19, 1998, as amended on November 10, 1998, December 21, 1998 and February 8, 1999)

4.02	In accordance with Item 601(b) (4) (iii) (A) of Regulation S-K, certain instruments respecting long-term debt of the registrant have been omitted but will be furnished to the SEC upon request.

4.03	Specimen Series A Preferred Stock Certificate of Capital Bank Corporation (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

4.04	Warrant to Purchase up to 749,619 Shares of Common Stock (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

5.01	Opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (to be filed by amendment)

10.01	Equity Incentive Plan (incorporated by reference to Exhibit 10.02 to our Annual Report on Form 10-K filed with the SEC on March 28, 2003)

10.02
Form of Stock Award Agreement under the Capital Bank Corporation Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 28, 2007)

10.03
Form of Incentive Stock Option Agreement under the Capital Bank Corporation Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to our Registration Statement on Form S-8 (File No. 333-160699) filed with the SEC on July 20, 2009)

10.04	Amended and Restated Deferred Compensation Plan for Outside Directors (incorporated by reference to Appendix A to our Proxy Statement for Annual Meeting held on May 26, 2005)

10.05
Amended and Restated Deferred Compensation Plan for Outside Directors, effective November 20, 2008 (incorporated by reference to Exhibit 10.04 to our Annual Report on Form 10-K filed with the SEC on March 16, 2009)

10.06	Capital Bank Defined Benefit Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 27, 2005)

10.07
Amended and Restated Capital Bank Defined Benefit Supplemental Executive Retirement Plan, effective December 18, 2008 (incorporated by reference to Exhibit 10.06 to our Annual Report on Form 10-K filed with the SEC on March 16, 2009)

10.08	Capital Bank Supplemental Retirement Plan for Directors (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on May 27, 2005)

10.09
Amended and Restated Capital Bank Supplemental Retirement Plan for Directors, effective December 18, 2008 (incorporated by reference to Exhibit 10.08 to our Annual Report on Form 10-K filed with the SEC on March 16, 2009)

10.10
Amended and Restated Employment Agreement, dated September 17, 2008, by and between Capital Bank Corporation, Capital Bank and B. Grant Yarber (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 22, 2008)

10.11
Employment Agreement, dated January 31, 2008, by and between Michael R. Moore and Capital Bank Corporation (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on January 31, 2008)

10.12
Employment Agreement, dated January 25, 2008, by and between David C. Morgan and Capital Bank Corporation (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on January 31, 2008)

10.13
Amended and Restated Employment Agreement, dated September 17, 2008, by and between Capital Bank Corporation, Capital Bank and Mark Redmond (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on September 22, 2008)

10.14
Letter Agreement, dated November 18, 2008, by and between Capital Bank and Ralph J. Edwards (incorporated by reference to Exhibit 10.14 to our Annual Report on Form 10-K filed with the SEC on March 10, 2010)

10.15
Lease Agreement, dated November 16, 1999, between Crabtree Park, LLC and Capital Bank Corporation (incorporated by reference to Exhibit 10.01 to our Annual Report on Form 10-K filed with the SEC on March 27, 2000)

10.16
Lease Agreement, dated November 1, 2005, by and between Capital Bank Corporation and 333 Ventures, LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on November 28, 2005)

10.17
Agreement, dated November 2001, between Fiserv Solutions, Inc. and Capital Bank Corporation (incorporated by reference to Exhibit 10.08 to our Annual Report on Form 10-K filed with the SEC on March 29, 2002)

10.18
Letter Agreement, dated December 12, 2008, including Securities Purchase Agreement—Standard Terms incorporated by reference therein, by and between Capital Bank Corporation and the United States Department of Treasury (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

10.19	Form of Waiver with Senior Executive Officers (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

10.20
Form of Letter Agreement Limiting Executive Compensation with Senior Executive Officers (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

10.21
Summary of Material Terms of the Capital Bank Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed with the SEC on May 8, 2008)

10.22
Purchase and Assumption Agreement, dated September 25, 2008, by and between Capital Bank, a wholly-owned subsidiary of Capital Bank Corporation, and Omni National Bank (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended September 30, 2008 filed with the SEC on November 7, 2008)

10.23
Real Estate Purchase Agreement, dated October 6, 2008, by and between Capital Bank, a wholly-owned subsidiary of Capital Bank Corporation, Michael R. Moore and Viola V. Moore (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on October 9, 2008)

21.01	Subsidiaries of the Registrant (previously filed)

23.01	Consent of Grant Thornton LLP (previously filed)

23.02	Consent of Grant Thornton LLP

23.03	Consent of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (contained in Exhibit 5.01) (to be filed by amendment)

24.01	Power of Attorney (previously filed)

Item 17.                      Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)           For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)           For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Raleigh, State of North Carolina, on August 6, 2010.

CAPITAL BANK CORPORATION

By:	/s/ B. Grant Yarber
B. Grant Yarber
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ B. Grant Yarber	President, Chief Executive Officer and Director	August 6, 2010
B. Grant Yarber	(Principal Executive Officer)
/s/ Michael R. Moore	Chief Financial Officer	August 6, 2010
Michael R. Moore	(Principal Financial Officer)
/s/ David B. Therit	Chief Accounting Officer	August 6, 2010
David B. Therit	(Principal Accounting Officer)
*	Director	August 6, 2010
Charles F. Atkins
*	Director	August 6, 2010
John F. Grimes, III
*	Director	August 6, 2010
Robert L. Jones
*	Chairman of the Board	August 6, 2010
O. A. Keller, III
*	Director	August 6, 2010
W. Carter Keller
*	Director	August 6, 2010
Ernest A. Koury, Jr.
*	Director	August 6, 2010
George R. Perkins, III
*	Director	August 6, 2010
Don W. Perry

*	Director	August 6, 2010
Carl H. Ricker, Jr.
*	Director	August 6, 2010
Samuel J. Wornom, III

*By:	/s/ Michael R. Moore
Michael R. Moore
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description

1.01	Form of Underwriting Agreement (to be filed by amendment)

2.01
Merger Agreement, dated June 29, 2005, by and among Capital Bank Corporation and 1st State Bancorp, Inc. (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on June 29, 2005)

2.02	List of Schedules Omitted from Merger Agreement included as Exhibit 2.01 above (incorporated by reference to Exhibit 2.2 to our Current Report on Form 8-K filed with the SEC on June 29, 2005)

3.01	Articles of Incorporation of Capital Bank Corporation, as amended (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on December 4, 2009)

3.02	Bylaws of Capital Bank Corporation, as amended to date (incorporated by reference to Exhibit 3.02 to our Annual Report on Form 10-K filed with the SEC on March 29, 2002)

4.01
Specimen Common Stock Certificate of Capital Bank Corporation (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-4 (File No. 333-65853) filed with the SEC on October 19, 1998, as amended on November 10, 1998, December 21, 1998 and February 8, 1999)

4.02	In accordance with Item 601(b) (4) (iii) (A) of Regulation S-K, certain instruments respecting long-term debt of the registrant have been omitted but will be furnished to the SEC upon request.

4.03	Specimen Series A Preferred Stock Certificate of Capital Bank Corporation (incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

4.04	Warrant to Purchase up to 749,619 Shares of Common Stock (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

5.01	Opinion of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (to be filed by amendment)

10.01	Equity Incentive Plan (incorporated by reference to Exhibit 10.02 to our Annual Report on Form 10-K filed with the SEC on March 28, 2003)

10.02
Form of Stock Award Agreement under the Capital Bank Corporation Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 28, 2007)

10.03
Form of Incentive Stock Option Agreement under the Capital Bank Corporation Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to our Registration Statement on Form S-8 (File No. 333-160699) filed with the SEC on July 20, 2009)

10.04	Amended and Restated Deferred Compensation Plan for Outside Directors (incorporated by reference to Appendix A to our Proxy Statement for Annual Meeting held on May 26, 2005)

10.05
Amended and Restated Deferred Compensation Plan for Outside Directors, effective November 20, 2008 (incorporated by reference to Exhibit 10.04 to our Annual Report on Form 10-K filed with the SEC on March 16, 2009)

10.06	Capital Bank Defined Benefit Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on May 27, 2005)

10.07
Amended and Restated Capital Bank Defined Benefit Supplemental Executive Retirement Plan, effective December 18, 2008 (incorporated by reference to Exhibit 10.06 to our Annual Report on Form 10-K filed with the SEC on March 16, 2009)

10.08	Capital Bank Supplemental Retirement Plan for Directors (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on May 27, 2005)

10.09
Amended and Restated Capital Bank Supplemental Retirement Plan for Directors, effective December 18, 2008 (incorporated by reference to Exhibit 10.08 to our Annual Report on Form 10-K filed with the SEC on March 16, 2009)

10.10
Amended and Restated Employment Agreement, dated September 17, 2008, by and between Capital Bank Corporation, Capital Bank and B. Grant Yarber (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on September 22, 2008)

10.11
Employment Agreement, dated January 31, 2008, by and between Michael R. Moore and Capital Bank Corporation (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on January 31, 2008)

10.12
Employment Agreement, dated January 25, 2008, by and between David C. Morgan and Capital Bank Corporation (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on January 31, 2008)

10.13
Amended and Restated Employment Agreement, dated September 17, 2008, by and between Capital Bank Corporation, Capital Bank and Mark Redmond (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on September 22, 2008)

10.14
Letter Agreement, dated November 18, 2008, by and between Capital Bank and Ralph J. Edwards (incorporated by reference to Exhibit 10.14 to our Annual Report on Form 10-K filed with the SEC on March 10, 2010)

10.15
Lease Agreement, dated November 16, 1999, between Crabtree Park, LLC and Capital Bank Corporation (incorporated by reference to Exhibit 10.01 to our Annual Report on Form 10-K filed with the SEC on March 27, 2000)

10.16
Lease Agreement, dated November 1, 2005, by and between Capital Bank Corporation and 333 Ventures, LLC (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on November 28, 2005)

10.17
Agreement, dated November 2001, between Fiserv Solutions, Inc. and Capital Bank Corporation (incorporated by reference to Exhibit 10.08 to our Annual Report on Form 10-K filed with the SEC on March 29, 2002)

10.18
Letter Agreement, dated December 12, 2008, including Securities Purchase Agreement—Standard Terms incorporated by reference therein, by and between Capital Bank Corporation and the United States Department of Treasury (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

10.19	Form of Waiver with Senior Executive Officers (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

10.20
Form of Letter Agreement Limiting Executive Compensation with Senior Executive Officers (incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed with the SEC on December 15, 2008)

10.21
Summary of Material Terms of the Capital Bank Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed with the SEC on May 8, 2008)

10.22
Purchase and Assumption Agreement, dated September 25, 2008, by and between Capital Bank, a wholly-owned subsidiary of Capital Bank Corporation, and Omni National Bank (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended September 30, 2008 filed with the SEC on November 7, 2008)

10.23
Real Estate Purchase Agreement, dated October 6, 2008, by and between Capital Bank, a wholly-owned subsidiary of Capital Bank Corporation, Michael R. Moore and Viola V. Moore (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on October 9, 2008)

21.01	Subsidiaries of the Registrant (previously filed)

23.01	Consent of Grant Thornton LLP (previously filed)

23.02	Consent of Grant Thornton LLP

23.03	Consent of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (contained in Exhibit 5.01) (to be filed by amendment)

24.01	Power of Attorney (previously filed)